FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

Santiago, Chile
December 31, 2016 and 2015

BANCO DE CHILE AND SUBSIDIARIES

(Translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Report of Independent Registered Public Accounting Firm
II.	Consolidated Statements of Financial Position
III.	Consolidated Statements of Income
IV.	Consolidated Statements of Other Comprehensive Income
V.	Consolidated Statements of Changes in Equity
VI.	Consolidated Statements of Cash Flows
VII.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2016	2015
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,408,167	1,361,222
Transactions in the course of collection	7	376,252	526,046
Financial assets held-for-trading	8	1,405,781	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	9	55,703	46,164
Derivative instruments	10	939,634	1,127,122
Loans and advances to banks	11	1,172,917	1,395,195
Loans to customers, net	12	24,775,543	23,956,275
Financial assets available-for-sale	13	367,985	1,000,001
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	32,588	28,126
Intangible assets	15	29,341	26,719
Property and equipment	16	219,082	215,671
Current tax assets	17	6,792	3,279
Deferred tax assets	17	306,030	255,972
Other assets	18	462,185	484,498
TOTAL ASSETS		31,558,000	31,292,944
LIABILITIES
Current accounts and other demand deposits	19	8,321,148	8,327,048
Transactions in the course of payment	7	194,982	241,842
Cash collateral on securities lent and repurchase agreements	9	216,817	184,131
Savings accounts and time deposits	20	10,552,901	9,907,692
Derivative instruments	10	1,002,087	1,127,927
Borrowings from financial institutions	21	1,040,026	1,529,627
Debt issued	22	6,177,927	6,102,208
Other financial obligations	23	186,199	173,081
Current tax liabilities	17	135	27,993
Deferred tax liabilities	17	24,317	32,953
Provisions	24	662,024	639,043
Other liabilities	25	292,026	259,312
TOTAL LIABILITIES		28,670,589	28,552,857

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,138,047	2,041,173
Reserves		486,208	390,616
Other comprehensive income		(19,921)	57,709
Retained earnings:
Retained earnings from previous periods		16,060	16,060
Income for the period		552,249	558,995
Less:
Provision for minimum dividends		(285,233)	(324,469)
Subtotal		2,887,410	2,740,084
Non-controlling interests		1	3
TOTAL EQUITY		2,887,411	2,740,087
TOTAL LIABILITIES AND EQUITY		31,558,000	31,292,944

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2016	2015
	Notes	MCh$	MCh$

Interest revenue	28	1,911,628	1,899,302
Interest expense	28	(690,259)	(680,169)
Net interest income		1,221,369	1,219,133

Income from fees and commissions	29	441,043	436,076
Expenses from fees and commissions	29	(119,772)	(130,097)
Net fees and commission income		321,271	305,979

Net financial operating income	30	148,883	36,539
Foreign exchange transactions, net	31	12,405	57,318
Other operating income	36	30,866	27,386
Total operating revenues		1,734,794	1,646,355

Provisions for loan losses	32	(309,735)	(303,062)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,425,059	1,343,293

Personnel expenses	33	(417,918)	(381,388)
Administrative expenses	34	(306,344)	(289,974)
Depreciation and amortization	35	(33,289)	(29,537)
Impairment	35	(274)	(263)
Other operating expenses	37	(30,458)	(25,076)

TOTAL OPERATING EXPENSES		(788,283)	(726,238)

NET OPERATING INCOME		636,776	617,055

Income attributable to associates	14	4,513	3,672
Income before income tax		641,289	620,727

Income tax	17	(89,040)	(61,730)

NET INCOME FOR THE PERIOD		552,249	558,997
Attributable to:
Bank’s Owners		552,249	558,995
Non-controlling interests		—	2

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	5.66	5.73
Diluted net income per share	27	5.66	5.73

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2016	2015
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		552,249	558,997

Other comprehensive income that will be reclassified subsequently to profit or loss

Net change in unrealized gains (losses) on available for sale instruments	13	(51,571)	8,596
Gains and losses on derivatives held as cash flow hedges	10	(50,481)	9,971
Cumulative translation adjustment	27	(59)	2
Subtotal Other comprehensive income before income taxes		(102,111)	18,569

Income tax		24,481	(4,965)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(77,630)	13,604

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		169	(33)

Subtotal other comprehensive income before income taxes		169	(33)

Income taxes		(45)	9

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		124	(24)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		474,743	572,577

Attributable to:
Bank’s Owners		474,743	572,575
Non-controlling interests		—	2

	Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	4.86	5.87
Diluted net income per share	4.86	5.87

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income				Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Cumulative translation adjustment	Income Tax	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2014		1,944,920	31,834	231,424	43,822	12,980	57	(12,754)	16,379	591,080	(324,588)	2,535,154	2	2,535,156
Capitalization of retained earnings		96,253	—	—	—	—	—	—	—	(96,253)	—	—	—	—
Income retention (released) according to law	27	—	—	127,383	—	—	—	—	—	(127,383)	—	—	—	—
Dividends distribution and paid		—	—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	—	(24)	—	(24)
Capital increase investment in other companies		—	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	2	—	—	—	—	2	—	2
Derivatives cash flow hedge, net		—	—	—	—	9,971	—	(2,243)	—	—	—	7,728	—	7,728
Valuation adjustment on available-for-sale instruments (net)		—	—	—	8,596	—	—	(2,722)	—	—	—	5,874	—	5,874
Income for the period 2015		—	—	—	—	—	—	—	—	558,995	—	558,995	2	558,997
Equity adjustment investment in other companies		—	—	—	—	—	—	—	(319)	—	—	(319)	—	(319)
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(324,469)	(324,469)	—	(324,469)
Balances as of December 31, 2015		2,041,173	31,809	358,807	52,418	22,951	59	(17,719)	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—		—	(96,874)	—	—	—	—
Income retention (released) according to law	27	—	—	95,467	—	—	—			(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—		—	(366,654)	324,469	(42,185)	(2)	(42,187)
Capital increase investment in other		—	1	—	—	—	—	—	—	—	—	1	—	1
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	—	124	—	124
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Derivatives cash flow hedge, net		—	—	—	—	(50.481)	—	12,115	—	—	—	(38,366)	—	(38,366)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(51,571)	—	—	12,366	—	—	—	(39,205)	—	(39,205)
Income for the period 2016		—	—	—	—	—	—	—	—	552,249	—	552,249	—	552,249
Equity adjustment investment in other		—	—	—	—	—	—	—	—	—	—	—		—
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(285,233)	(285,233)	—	(285,233)
Balances As of December 31, 2016		2,138,047	31,934	454,274	847	(27.530)	—	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2016	2015
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the year		552,249	558,997
Items that do not represent cash flows:
Depreciation and amortization	35	33,289	29,537
Impairment of intangible assets and property and equipment	35	274	263
Provision for loan losses	32	310,034	319,954
Provision of contingent loans	32	(5,532)	5,136
Additional provisions	32	52,075	30,921
Fair value adjustment of financial assets held-for-trading		(2,394)	1,273
	17	(46,374)	(57,790)
(Gain) loss attributable to investments in other companies	14	(4,019)	(3,243)
(Gain) loss from sales of assets received in lieu of payment net	36	(5,269)	(3,470)
(Gain) loss on sales of property and equipment	36-37	(183)	(204)
Charge-offs of assets received in lieu of payment	37	3,329	1,302
Other charges (credits) to income that do not represent cash flows		(13,704)	(256)
Net changes from foreign exchange transactions of other assets and other liabilities		28,892	(545,380)
Net interest variation, readjustment and accrued fees on assets and liabilities		(142,279)	132,751

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		221,396	(239,618)
(Increase) decrease in loans to customers		(1,037,132)	(2,735,942)
(Increase) decrease in financial assets held-for-trading, net		(348,675)	(336,420)
(Increase) decrease in other assets and liabilities		77,547	(112,269)
Increase (decrease) in current account and other demand deposits		(4,536)	1.392.434
Increase (decrease) in payables from repurchase agreements and security lending		21,725	(59,374)
Increase (decrease) in savings accounts and time deposits		635,155	189,893
Proceeds from sale of assets received in lieu of payment		14,513	7,769
Total cash flows from operating activities		340,381	(1,423,736)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		442,487	439,168
Purchases of property and equipment	16	(27,819)	(31,476)
Proceeds from sales of property and equipment		220	575
Purchases of intangible assets	15	(11,248)	(8,519)
Purchases of investments in other companies	14	(1,129)	(314)
Dividends received from investments in other companies	14	667	663
Total cash flows from investing activities		403,178	400,097

FINANCING ACTIVITIES:
Redemption of mortgage finance bonds		(8,552)	(13,059)
Proceeds from bond issuances	22	1,420,037	2,470,407
Redemption of bond issuances		(1,281,182)	(1,292,647)
Dividends paid	27	(366,654)	(367,444)
Increase (decrease) in borrowings from foreign financial institutions		(489,157)	430,098
Increase (decrease) in other financial obligations		17,467	(9,593)
Increase (decrease) in borrowings from Central Bank of Chile		(3)	(3)
Other borrowings long-term		17,808	13,803
Payment of other borrowings long-term		(21,359)	(17,745)
Total cash flows from financing activities		(711,595)	1,213,817

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		31,964	190,178

Net effect of exchange rate changes on cash and cash equivalents		(28,892)	78,152

Cash and cash equivalents at beginning of year		2,093,908	1,825,578

Cash and cash equivalents at end of year	7	2,096,980	2,093,908

	2016	2015
	MCh$	MCh$
Operational Cash flow interest:

Interest received	1,816,477	1,687,598
Interest paid	(737,387)	(335,714)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                           Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396, Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (“ADR”) program — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the year ended December 31, 2016 were approved for issuance in accordance with the directors on January 26, 2017.

For convenience of reader, these financial statements and their accompanying notes have been translated from Spanish to English. Certain accounting practices applied by the Bank that conform to rules issued by the Chilean Superintendency of Banks (SBIF) may not conform to generally accepted accounting principles in the United States (“US GAAP”) or to International Financial Reporting Standards (IFRS).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                           Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2016 and 2015 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation, and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(i)                           Subsidiaries

Consolidated financial statements as of December 31, 2016 and 2015 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                      The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                      Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                      Rights emanated from other contractual arrangements.

•                      Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                           Subsidiaries, continued

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	2016	2015	2016	2015	2016	2015
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited (*)	Hong Kong	US$	—	100.00	—	—	—	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.(**)	Chile	Ch$	—	99.00	—	1.00	—	100.00

(*)   On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate the Society, after ending all the administrative processes required by regulators, the dissolution was formally declared on July 5th, 2016. (See Note No.5 (i)).

(**) On December 30, 2016, the dissolution and merger of the Company was reported. See Note No. 5 letter (q).

(ii)                        Associates and Joint Ventures:

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(ii)                       Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity shall be determining type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2016 and 2015 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(v)                     Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

• The scope of their authority to make decisions about the investee.

• The rights held by third parties.

• The remuneration to which he is entitled under remuneration arrangements.

• Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2016 and 2015 act as agent, and therefore do not consolidate any fund.

(c)                        Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                     Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Consolidated Financial Statement are included in the following notes:

1.                       Useful lives of intangible assets and property and equipment (Notes No.15 and No.16);

2.                          Income taxes and deferred taxes (Note No. 17);

3.                          Provisions (Note No. 24);

4.                          Contingencies and Commitments (Note No. 26);

5.                          Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.                          Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                     Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During year 2016 it was implemented rules changes related to Compendium of Accounting Rules of Superintendency of Banks and Financial Institutions (SBIF), established in Circulars No. 3,573, No. 3,584 and 3,604. The net effect of these changes on results meant a credit for Ch$653 million, according to the following detail:

a)                         It enlarges risk classifications until A3 for guarantees with the objective of replace the credit quality of the debtor by the guarantee at the moment to make the provision. This impacted in a provision release of Ch$2,125 million.

b)                         New rule to specific provisions for factoring operations, that allows the substitution of the credit quality of the grantor by the bill acceptor, as long as this is classified in a category up to A3 or major. This impacted in a provision release of Ch$2,420 million.

c)                          New definition of non-complying, according the Circular No. 3,584 of June 22nd, 2015, which requested calibration of models of group provision. The above implied a charge to income of Ch$13,443 million.

d)                         Changes in the percentage of credit equivalent for the free disposition credit lines, which decreased from 50% to 35%. This change implied a credit to income for Ch$9,551 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                           Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                     Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

(iii)                  Derecognition assets and liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                       Financial asset and liability valuation criteria, continued:

(iii)                  Derecognition assets and liabilities, continued:

(b)                      If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(iv)                    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                    Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements, continued:

The Bank has financial assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 39.

(f)                       Functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                      Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(g)                        Transactions in foreign currency, continued:

As of December 31, 2016, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$670.40 to US$1.  As of December 31, 2015, the Bank used the observed exchange rate equivalent to Ch$708.24 to US$1.

The gain of MCh$12,405 for net foreign exchange transactions, net (foreign exchange income of MCh$57,318 in 2015) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                     Segment reporting:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                         That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                      That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                   That separate financial information is available.

(i)                         Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(i)                         Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                         Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds, according to instruccions of the SBIF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                      Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                   Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                   Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(k)                     Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2016 and 2015 it not exist operations corresponding to securities lending.

(l)                         Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

In addition, the Bank includes in the valorization of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.  This valorization doesn’t consider the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA) in conformity with standards issued by SBIF.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                       A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                       A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)             at its inception, the hedge relationship has been formally documented;

(b)             it is expected that the hedge will be highly effective;

(c)              the effectiveness of the hedge can be measured in a reasonable manner; and

(d)             the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively.  If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)                 Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                        Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(ii)                     Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                  Factoring transactions

Corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in discount and which are registered to book value plus interest and adjustments until to maturity.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                    Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting rules Compendium of Superintendency of Banks:

a)                           In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).

b)                           Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. iv).

(v)                      Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)     Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then clasify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)     Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operatios.  Also, in some cases, the risk credit of direct debtor can be replaced by credit quality of aval or surety. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision = (ESA-GE) x (PD debtor /100)x(LGD debtor/100)+GE x(PD guarantor/100)x(LGD guarantor /100)

Where:

ESA         = Exposure subject to allowances

GE                = Guaranteed exposure

EAP         = (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.50% of the Normal Loans (including contingent loans).

v.i.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have obvious signs that the will not pay in the future.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)                 Allowance for individual evaluations, continued:

v.i.2  Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss                    = (TE – R) / TE

Allowance                                   = TE x (AP/100)

Where:

TE                 = total exposure

R                          = recoverable amount based on estimates of collateral value and collection efforts

AP                   = allowance percentage (based on the category in which the expected loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(v.ii)           Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(iv)      Allowance for loan losses, continued

(v.iii)   Standard method of provisions for Mortgage Loans

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (PVG), according the following table:

Provision factor applicable according past due and PVG

		Past due days at the end-month
PVG	Concept	0	1-29	30-59	60-89	Non – Complying Loans
	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
PVG < 40%	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PI (%)	1.9158	27.4332	52.0824	78.9511	100.0000
40% < PVG < 80%	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PI (%)	2.5150	27.9300	52.5800	79.6952	100.0000
80% < PVG < 90%	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
PVG > 90%	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

PI	: Non-compliance probability
PDI	: Loss by non-compliance
PE	: Expected loss
PVG	: Outstanding Capital of the Credit/Mortgage Guarantee Value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of PVG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(iv)      Allowance for loan losses, continued

(v.iv) Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20.027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•  No obligation of the debtor with the bank with more than 30 calendar days overdue.

•  No new refinances granted to pay its obligations.

•  At least one of the payments includes amortization of capital.

•  If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•  If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•  The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

(vi)      Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)         The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)         When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

c)         At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)         When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(vi) Charge-offs, continued

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)         The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)         When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)         When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(n)       Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2016 and 2015, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(o)       Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(p)       Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2016 and 2015 are as follows:

• Buildings	50 years
• Installations	10 years
• Equipment	5 years
• Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(q)                     Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured.  Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  Deferred taxes are classified in conformity with established by Superintendency of Banks.

(r)                        Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The Superintendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)                       Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)                        Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                     a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                                Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                             Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.                          Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                         Documented guarantee: Guarantee with promissory notes.

v.                           Free disposal lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.                         Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities, continued:

vii.                      Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Free disposal lines of credit (*)	35%
f) Other loan commitments
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

(*) See Note No. 2 letter (d).

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(v)                     Provisions for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)                   Employee benefits:

(i)                 Staff accrued vacations:

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)              Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)                  Staff severance indemnities:

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(w)                   Employee benefits, continued:

(iii)                  Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.29% as of December 31, 2016 and 4.60% as of December 31, 2015).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognized in “Other Comprehensive Income”. There are no other additional costs that must be recognized by the Bank.

(x)                     Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2016 and 2015, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)                     Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(y)                     Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  Accrual is suspended due to having been three months in the impaired portfolio.

Group evaluation loans:

•                      Loans with less than 80% real guarantees:  Accrual is suspended when payment of the loan or one of its installments has been overdue for six months.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                      Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•           Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment, continued:

Financial assets, different to loans to customers, continued

The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)              Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The properties investment are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)              Lease transactions, continued:

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum future payments guaranteed. As of December 31, 2016 and 2015, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)                Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)              Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party.  The costs which the Bank incurs are recognized over accrual base considering total points that probably, it will be changed over the total points dollars accumulated, and the probability of change.

(ae)               Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the bank.

During the current year, the Bank recorded additional provisions with a charge to result of MCh$52,075 (MCh$30,921 in 2015).  As of December 31, 2016 the additional provisions amounted MCh$213,252 (MCh$161,177 in 2015), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ae)                Reclassifications

On May 25, 2015 the Superintendency of Banks and Financial Institutions issued a Circular No. 3,583; which it modifies the Chapter C-3 of Compendium of Accounting Rules establishing a new opening for classification of credits for higher education inside of Commercial Loans, effective January 1, 2016.

This modification implied the reclassification of higher education loans from “Consumer Loans” to “Commercial Loans” by an amount of Ch$42,687 million, as of December 31, 2016.  See Note No. 12 (a.i).

There have not been others significant reclassifications at the end of this period 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

Accounting rules issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2016:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, allowing decrease any eventual volatility that would be generated in the income of the entity, because its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early application is permitted.

During the year 2016, the Bank and its subsidiaries have completed the stage of analysis of differences between IFRS 9 and the current standards, and is currently evaluating the implementation strategy of the changes required for the adoption of this new standard. As of the date of issuance of these financial statements, it is not possible to quantify the impacts that will result from the adoption of this new standard. To date, these regulations have not yet been approved by the Superintendency of Banks and Financial Institutions, an event that is required for its application

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

•                  Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•                  Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•                  Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, earlier application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IFRS 16 Leases

On January 2016 was issued IFRS 16, which has as purpose to stablish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  It is permitted its early application but, only if it is applied IFRS 15 also.

Banco de Chile and its subsidiaries are assessing the impact of this rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 7 Statement of Cash Flows

On January 2016, the IASB has published amendments to IAS 7, which has as objective that entities shall provide additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows and other changes that are not cash flows.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

Banco de Chile and its subsidiaries will host and apply these provisions, as long as the issuing date of the financial statements these changes in liabilities have existed, and that deserve to be disclosed in accordance with the new requirements.

IAS 12 Income Taxes

On January 2016, the IASB has published amendments to IAS 12, to clarify the recognition of deferred tax assets on debt instruments measured at fair value, assessing if the Bank has probability to generate futures fiscal income for use the deductible temporary difference.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

This standard will not impact financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015  the IASB agreed that the amendments should apply in the future, and its early application is permitted.

This amendment will not impact financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 2 Share-based payments

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

•           Compliance conditions when share-based payments are settled in cash.

•           Classification of share-based transactions, net of withholding of income tax.

•             Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018, earlier application is permitted.

Banco de Chile and its subsidiaries will not have impacts on the consolidated financial statements product that does not have this type of contracts.

IFRS 4 Insurance contracts

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9, before implementing the new standard insurance contracts.

The amendments introduce the following two approaches to those entities that issue insurance contracts:

•             An overlay approach, will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance norm is issued; and

•             A postponement approach, will give to companies whose activities are largely connected with insurances an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments norm.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements result of the adoption of this legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                        New Accounting Pronouncements, continued:

Annual improvements IFRS 2014-2016 cycle:

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which includes amendments to the following regulations:

IFRS 12 Disclosure of Interests in Other Entities.

The amendment specifies the disclosure requirements set forth in IFRS 12 for holdings in entities that are within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The date of application of these amendments is from January 1, 2017.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in associates and joint ventures.

IAS 28 has been amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time. The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                        New Accounting Pronouncements, continued:

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates .

The date of application of these amendments is from January 1, 2018.

Banco de Chile and its subsidiaries are evaluating the possible impact of the adoption of these regulations.

3.2                   Accounting standards issued by the Superintendency of Banks and Financial Institutions (SBIF):

On December 12, 2016, the Superintendency of Banks and Financial Institutions (SBIF) issued Circular No. 3,615, which established that, as from the year 2017, the financial statements referred to as of June 30 of each year must be delivered to the SBIF with the respective review report of the interim financial information issued by its external auditors in accordance with the Generally Accepted Auditing Standards.

4.                           Changes in Accounting policies and Disclosures:

During the period ended December 31, 2016, changes have occurred in accounting estimates result of instructions issued by the Superintendency of Banks and Financial Institutions. See Note No. 2 d).

There have been no other significant accounting changes affecting the presentation of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24th, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the established in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, about minimum dividends provision, agreed to establish that since January 2016 it will constitute provision by the 60% of distributable net income that it will be accumulating during the each period.

b)             The Board of Directors of Banco de Chile, in Meeting No. BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the CEO Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as CEO of Banco de Chile, effective May 1, 2016.

Lastly, Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

c)              On March 29, 2016 Banco de Chile informed as Essential Information that Central Bank of Chile has communicated to Banco de Chile that the Board of such institution, in Special Session No 1967E, held on March 28, 2016, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 24, 2016, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2015, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.       Relevant Events, continued:

d)             The board meeting held on May 19, 2016, the Board of the subsidiary Banchile Corredores de Bolsa S.A. accepted the resignation of General Manager, Mr. Andrés Bucher Cepeda, presented on May 5, 2016. The Board also agreed to appoint as Interim General Manager to Mr. Andrés Ergas Heller.

e)              The board meeting held on May 20, 2016, the Board of Directors of the subsidiary Banchile Asesoría Financiera S.A. accepted the resignation presented by director Mr. Arturo Tagle Quiroz, proceeding to appoint Mr. José Miguel Quintana Malfantia as replacement until the next Ordinary Shareholders Meeting. Additionally, in that board meeting was agreed to appoint Mr. Alfonso Yáñez Fernández as General Manager of Banchile Asesoría Financiera S.A., replacing to Mr. Jorge Muñoz Apara, who submitted his resignation as General Manager on May 5, 2016.

f)               The board meeting held on May 23, 2016, the Board of the subsidiary Socofin S.A. accepted the resignation of the Director Arturo Tagle Quiroz, proceeding to appoint as his replacement Mr. Eduardo Ebensperger Orrego.

g)              On June 23, 2016, Banco de Chile reported in connection with the capitalization of 30% of the net profit for distributable the year 2015, by issuing bonus shares agreed at an Extraordinary Meeting of Shareholders held on 24 March 2016, the following:

a)       In the aforementioned Extraordinary Shareholders Meeting, agreed to increase the Bank’s capital in the amount of 96,874,072,595 by issuing 1,495,200,997 bonus shares with no nominal value, payable under the distributable net income for the year 2015 which was not distributed as dividend as agreed at the Ordinary Shareholders’ Meeting held on the same day.

The Superintendency of Banks and Financial Institutions (SBIF) approved the amendment of the by-laws, through Resolution No.162 of May 13 this year, which was registered in the Registry of Commerce of Santiago fs. 35.404 No.19,610 of 2016 and published in the Official Journal on May 20, 2016.

The issue of bonus shares was registered in the Securities Registry of the aforementioned Superintendency under No. 4/2016, dated June 16, 2016.

b)       The board of Banco de Chile, in Session No. BCH 2,840, dated June 23, 2016, agreed to set a date for the issuance and distribution of bonus shares on July 7, 2016.

c)        They will be entitled to receive the new shares at the rate of bonus shares 0.02232718590 per share, shareholders who are registered in the Register of Shareholders of the company at 1st July 2016.

d)       The respective titles will be properly allocated to each shareholder, and will only be printed for those who henceforth request by written at the Department of Shares of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.       Relevant Events, continued:

e)              As a result of the issuance of bonus shares, the Bank’s capital is divided into 97,624,347,430 shares with no nominal value, fully subscribed and paid.

h)             During this period it took place the process of Collective Bargaining between the subsidiary Socofin and the Socofin Company Union S.A., signing a Collective Bargaining Agreement for four years (2016-2020).

i)                 On July 8, 2016 it is reported that Banco de Chile has learned that the Registrar of Companies of Hong Kong said, from 5 July 2016, formally dissolved the company Banchile Trade Services Limited, which was wholly owned by Banco de Chile and developed support activities to foreign trade with Asian markets.

j)                On July 14, 2016 it was reported that Banco de Chile signed with Citigroup Inc. an extension to the contract entitled Master Services Agreement held on September 25, 2009. The referred extension lasts six months from July 1, 2016, expiring consequently on January 1, 2017.

k)             The board meeting held on July 22, 2016, the Board of the subsidiary Socofin S.A. accepted the resignation of the Director Mauricio Baeza Letelier, proceeding to appoint as his replacement Mr. Héctor Castagnoli Aracena.

l)                 During the month of August 2016 it was carried out the processes of collective bargaining between the subsidiary Banchile Administradora General de Fondos and the trade union of Banchile ADM General de Fondos S.A., underwriting with them a collective agreement for a period of three years (2016-2019).

m)         During the current exercise was carried out the processes of collective bargaining between the subsidiary Banchile Corredores de Bolsa S.A. and the trade union of Banchile Corredores de Bolsa S.A., underwriting with them a collective agreement for a period of three years (2016-2019).

n)             On September 1, 2016, the Extraordinary Shareholders’ Meeting of the subsidiary Socofin S.A. agreed: 1) the increase capital of two billion pesos through the issue of shares for payment; 2) the amendment of Article 5 of the corporate bylaws about share capital; and 3) the incorporation of a transitional article over payment method of capital. The capital increase was fully subscribed and paid by its shareholders on September 29, 2016.

o)             The board meeting held on September 26, 2016, the Board of the subsidiary Banchile Corredores de Bolsa S.A. appointed as new General Manager to Mr. Hernán Arellano Salas.

p)             On December 13, 2016, it is reported that, by public deed of December 12, 2016, granted in the Santiago Notarial Office of Mr. René Benavente Cash, Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, Banchile Seguros de Vida SA The Collective Insurance Agreement and the Collective Insurance Contract for Total and Permanent Disability and Disability 2/3 for mortgage credit operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.       Relevant Events, continued:

These Agreements have been subscribed in accordance with the provisions of article 40 of the DFL N ° 251 of 1931, General Rule No. 330 of the Superintendency of Securities and Insurance and Circular No. 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, pursuant to which the public tender of disability and life Insurance and total and permanent disability 2/3 was awarded to Banchile Seguros de Vida SA Who offered the lowest rate in both cases, rising to 0.0115% per month and 0.0124% per month, respectively, which includes the commission of the broker Banchile Corredores de Seguros Limitada of 14.00%

q)             On December 30, 2016, Banco de Chile reported as an essential fact that, by public deed dated December 19, 2016, granted in the Santiago Notarial Office of Mr. René Benavente Cash, Banco de Chile has acquired all the shares held by Banchile Asesoría Financiera SA on the company Promarket S.A., a subsidiary of Banco de Chile.

In accordance with the provisions of Article 103 No. 2 of Law 18,046 on Corporations, after an uninterrupted period of more than 10 days, Promarket S.A. has dissolved as a result of Banco de Chile have pooled 100% of the shares its legal continuator.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:

This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.       Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the nine-month period ended December 31, 2016 and 2015.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting, continued:

The following table presents the income by segment for the year ended 2016 and 2015 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries (**)		Subtotal		Consolidation adjustment		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	873,531	840,451	339,980	355,783	11,194	27,942	(4,337)	(6,555)	1,220,368	1,217,621	1,001	1,512	1,221,369	1,219,133
Net fees and commissions income (loss)	170,541	156,936	42,227	43,853	(2,510)	(2,163)	121,383	116,145	331,641	314,771	(10,370)	(8,792)	321,271	305,979
Other operating income	92,434	25,199	43,014	64,861	35,763	10,355	23,923	24,805	195,134	125,220	(2,980)	(3,977)	192,154	121,243
Total operating revenue	1,136,506	1,022,586	425,221	464,497	44,447	36,134	140,969	134,395	1,747,143	1,657,612	(12,349)	(11,257)	1,734,794	1,646,355
Credit risk provisions (*)	(301,491)	(229,669)	(8,243)	(73,510)	—	—	(1)	117	(309,735)	(303,062)	—	—	(309,735)	(303,062)
Depreciation and amortization	(24,384)	(21,310)	(5,688)	(5,364)	(241)	(267)	(2,976)	(2,596)	(33,289)	(29,537)	—	—	(33,289)	(29,537)
Other operating expenses	(507,409)	(471,529)	(149,780)	(138,638)	(5,307)	(4,770)	(104,847)	(93,021)	(767,343)	(707,958)	12,349	11,257	(754,994)	(696,701)
Income attributable to associates	3,073	2,521	921	716	77	34	442	401	4,513	3,672	—	—	4,513	3,672
Income before income taxes	306,295	302,599	262,431	247,701	38,976	31,131	33,587	39,296	641,289	620,727	—	—	641,289	620,727
Income taxes													(89,040)	(61,730)
Income after income taxes													552,249	558,997

(*) At 31 December 2016, the retail and wholesale segments include additional provisions assigned according to their risk-weighted assets.

(**) On December 30, 2016, the dissolution and merger of the subsidiary Promarket S.A (See Note No. 5 letter (q)) was reported. Given the above and for purposes of an adequate comparison of this disclosure, the figures for the retail segment for the year 2015 have been restated.

The following table presents assets and liabilities of the year ended 2016 and 2015 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	15,427,024	14,350,327	11,358,447	11,926,049	4,061,181	4,383,945	535,727	520,385	31,382,379	31,180,706	(137,201)	(147,013)	31,245,178	31,033,693
Current and deferred taxes													312,822	259,251
Total assets													31,558,000	31,292,944

Liabilities	10,249,668	9,726,286	10,268,861	9,934,304	7,874,356	8,605,278	390,453	373,056	28,783,338	28,638,924	(137,201)	(147,013)	28,646,137	28,491,911
Current and deferred taxes													24,452	60,946
Total liabilities													28,670,589	28,552,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each year-end are detailed as follows:

	2016	2015
	MCh$	MCh$
Cash and due from banks:
Cash (*)	665,464	672,253
Current account with the Chilean Central Bank (*)	118,501	111,330
Deposits in other domestic banks	8,433	9,676
Deposits abroad	615,769	567,963
Subtotal - Cash and due from banks	1,408,167	1,361,222

Net transactions in the course of collection	181,270	284,204
Highly liquid financial instruments	467,593	407,111
Repurchase agreements	39,950	41,371
Total cash and cash equivalents	2,096,980	2,093,908

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                     Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2016	2015
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	191,105	293,908
Funds receivable	185,147	232,138
Subtotal transactions in the course of collection	376,252	526,046

Liabilities
Funds payable	(194,982)	(241,842)
Subtotal transactions in the course of payment	(194,982)	(241,842)
Net transactions in the course of collection	181,270	284,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2016	2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	30,546	46,068
Central Bank promissory notes	393,019	103,832
Other instruments issued by the Chilean Government and Central Bank	58,781	100,016

Other instruments issued in Chile
Bonds from domestic banks	21	21
Deposits in domestic banks	896,534	583,217
Other instruments issued in Chile	672	10,420

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	385	—

Mutual fund investments:
Funds managed by related companies	25,823	23,080
Funds managed by thirds	—	—
Total	1,405,781	866,654

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$21,789 million as of December 31, 2016 (Ch$9,244 million as of December 31, 2015). Repurchase agreements have an average expiration of 4 days as of period-end (6 days in December 2015). Furthermore, are maintained instruments that guarantee margins for offset transactions of derivatives through Comder Contraparte Central S.A. for an amount of $ 9,945 million as of December 31, 2016.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$159,803 million as of December 31, 2016 (Ch$149,333 million as of December 31, 2015). Agreements to repurchase have an average expiration of 10 days as of period-end (10 days in December 2015).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$19,649 million as of December 31, 2016 (Ch$25,303 million as of December 31, 2015), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2016 and 2015, the Bank has the following receivables resulting from such transactions:

			Over 1 month and up		Over 3 months and up		Over 1 year and up to 3		Over 3 years and up
	Up to 1 month		to 3 months		to 12 months		years		to 5 years		Over 5 years		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks		—	—	—	—	—	—	—	—	—	—	—		—
Deposits in domestic banks	—	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	30,963	32,448	21,967	8,704	2,773	1,551	—	—	—	—	—	—	55,703	42,703

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	30,963	35,909	21,967	8,704	2,773	1,551	—	—	—	—	—	—	55,703	46,164

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of December 31, 2016 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$54,499 million (Ch$46,324 million as of December, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of December 31, 2016 and 2015, the Bank has the following payables resulting from such transactions:

			Over 1 month and up		Over 3 months and		Over 1 year and up to		Over 3 years and up
	Up to 1 month		to 3 months		up to 12 months		3 years		to 5 years		Over 5 years		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	10,568	3,052	—	—	—	—	—	—	—	—	—	—	10,568	3,052
Central Bank promissory notes	16,165	7,301		—	—	—	—	—	—	—	—	—	16,165	7,301
Other instruments issued by the Chilean Government and Central Bank	—	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	174,078	158,156	16,006	13,680	—	—	—	—	—	—	—	—	190,084	171,836
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile		—	—	—	—	—	—	—	—	—	—	—		—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	200,811	170,451	16,006	13,680	—	—	—	—	—	—	—	—	216,817	184,131

Securities sold:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2016 is Ch$223,721 million (Ch$184,919 million in December 2015). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2016 and 2015, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	16,721	19,222	—	—	4,304	4,189
Interest rate swap	—	—	—	—	10,726	14,947	50,213	11,332	19,777	66,504	41,365	81,271	218	279	5,989	10,360
Total derivatives held for hedging purposes	—	—	—	—	10,726	14,947	50,213	11,332	19,777	66,504	58,086	100,493	218	279	10,293	14,549

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	103,638	203,882	201,723	546,729	441,930	30,883	318,240	416,507	306,582	63,482	203,892	45,722	3,666
Total derivatives held as cash flow hedges	—	—	—	103,638	203,882	201,723	546,729	441,930	30,883	318,240	416,507	306,582	63,482	203,892	45,722	3,666

Derivatives held-for-trading purposes
Currency forward	5,464,265	6,361,172	6,186,901	5,658,682	10,373,905	6,392,029	740,167	1,097,148	53,336	79,217	6,704	—	163,701	180,616	138,574	207,961
Interest rate swap	1,146,528	1,444,510	4,015,500	3,626,015	7,430,120	8,414,998	10,543,378	9,190,933	4,924,193	5,063,262	6,837,254	5,676,905	253,307	173,365	249,930	159,668
Cross currency swap	185,592	1,283,607	563,299	835,357	1,512,446	1,369,605	1,999,817	2,370,091	1,641,551	1,513,471	3,239,685	2,394,036	455,784	566,412	554,722	737,845
Call currency options	31,432	25,127	51,502	69,802	80,547	77,364	10,579	35	—	—	—	—	1,558	1,878	1,979	3,689
Put currency options	19,175	16,503	29,093	50,578	63,862	66,038	10,579	35	—	—	—	—	1,584	680	867	549
Total derivatives of negotiation	6,846,992	9,130,919	10,846,295	10,240,434	19,460,880	16,320,034	13,304,520	12,658,242	6,619,080	6,655,950	10,083,643	8,070,941	875,934	922,951	946,072	1,109,712

Total	6,846,992	9,130,919	10,846,295	10,344,072	19,675,488	16,536,704	13,901,462	13,111,504	6,669,740	7,040,694	10,558,236	8,478,016	939,634	1,127,122	1,002,087	1,127,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2016 and 2015:

	2016	2015
	MCh$	MCh$
Hedge element
Commercial loans	16,721	19,222
Corporate bonds	122,081	174,054

Hedge instrument
Cross currency swap	16,721	19,222
Interest rate swap	122,081	174,054

(c)                      Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks and bonds issued abroad in US Dollars, Hong Kong dollars, Peruvian Nuevo Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(552)	(602)	(1,105)	(1,207)	(1,105)	(1,207)	(35,467)	(39,340)	(38,229)	(42,356)
Corporate Bond HKD	—	—	—	—	(12,144)	(12,852)	(76,922)	(25,658)	(21,084)	(79,631)	(338,517)	(368,924)	(448,667)	(487,065)
Corporate Bond PEN	—	—	—	—	(15,614)	(636)	—	(16,219)	—	—	—	—	(15,614)	(16,855)
Corporate Bond CHF	—	(255)	(1,031)	(108,678)	(87,308)	(166,473)	(370,926)	(279,477)	(495)	(217,702)	(99,748)	—	(559,508)	(772,585)
Obligation USD	(531)	(678)	—	—	(115,113)	(1,736)	(101,478)	(229,377)	—	—	—	—	(217,122)	(231,791)
Corporate Bond JPY	—	—	(306)	(314)	(623)	(66,316)	(46,415)	(1,901)	(29,418)	(76,302)	(28,866)	(29,853)	(105,628)	(174,686)

Hedge instrument
Inflows:
Corporate Bond EUR	—	—	—	—	552	602	1,105	1,207	1,105	1,207	35,467	39,340	38,229	42,356
Cross Currency Swap HKD	—	—	—	—	12,144	12,852	76,922	25,658	21,084	79,631	338,517	368,924	448,667	487,065
Cross Currency Swap PEN	—	—	—	—	15,614	636	—	16,219	—	—	—	—	15,614	16,855
Cross Currency Swap CHF	—	255	1,031	108,678	87,308	166,473	370,926	279,477	495	217,702	99,748	—	559,508	772,585
Cross Currency Swap USD	531	678	—	—	115,113	1,736	101,478	229,377	—	—	—	—	217,122	231,791
Cross Currency Swap JPY	—	—	306	314	623	66,316	46,415	1,901	29,418	76,302	28,866	29,853	105,628	174,686

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	1,155	2,961	2,304	107,007	232,833	231,948	592,204	494,015	54,094	345,015	470,207	359,902	1,352,797	1,540,848

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	—	—	(9,253)	(9,062)	(66,278)	(17,999)	(16,091)	(63,301)	(288,322)	(288,281)	(379,944)	(378,643)
Cross Currency Swap PEN	—	—	—	—	(16,588)	(493)	—	(16,135)	—	—	—	—	(16,588)	(16,628)
Cross Currency Swap JPY	—	—	(1,043)	(1,024)	(1,867)	(68,015)	(52,107)	(5,660)	(32,878)	(79,042)	(30,761)	(30,716)	(118,656)	(184,457)
Cross Currency Swap USD	—	—	—	—	(114,210)	(3,866)	(108,690)	(216,820)	—	—	—	—	(222,900)	(220,686)
Cross Currency Swap CHF	(1,155)	(2,961)	(1,261)	(105,983)	(89,876)	(149,493)	(363,045)	(235,376)	(3,560)	(200,642)	(109,592)	—	(568,489)	(694,455)
Cross Currency Swap EUR	—	—	—	—	(1,039)	(1,019)	(2,084)	(2,025)	(1,565)	(2,030)	(41,532)	(40,905)	(46,220)	(45,979)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Respect to in assets denominated in Unidad de Fomento (CLF) hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)             Unrealized gain of fair value adjustment for the period 2016 was Ch$50,481 million charge to equity (Ch$9,971 million credit to equity as of December 31, 2015) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of December 31, 2016 was a charge to equity of Ch$38,366 million (Ch$7,728 million credit to equity as of December 31, 2015).

The accumulated amount for this concept net of taxes as of December 31, 2016 correspond to charge to equity amounted Ch$27,530 million (credit to equity of Ch$22,951 million as of December 31, 2015).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$135,929 million charged to income in 2016 (Ch$148,555 million credit to income as of December 31, 2015).

(c.5)               As of December 31, 2016 and 2015, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of December 31, 2016 and 2015, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                     As of December 31, 2016 and 2015, amounts are detailed as follows:

	2016	2015
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	200,019	20,000
Interbank loans	8,384	25,258
Provisions for loans to domestic banks	(100)	(72)
Subtotal	208,303	45,186
Foreign Banks
Interbank loans	129,904	211,573
Credits with third countries	77,049	91,278
Chilean exports trade loans	57,749	47,355
Provisions for loans to foreign banks	(429)	(630)
Subtotal	264,273	349,576
Central Bank of Chile
Non-available Central Bank deposits	700,000	1,000,000
Other Central Bank credits	341	433
Subtotal	700,341	1,000,433
Total	1,172,917	1,395,195

(b)                       The changes in provisions of the credits owed by the banks, during the periods 2016 and 2015, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2015	61	755	816
Charge-offs	—	—	—
Provisions established	11	—	11
Provisions released	—	(125)	(125)
Balance as of December 31, 2015	72	630	702
Charge-offs	—	—	—
Provisions established	28	—	28
Provisions released	—	(201)	(201)
Balance as of December 31, 2016	100	429	529

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)     Loans to Customers:

As of December 31, 2016 and 2015, the composition of the portfolio of loans is the following:

	2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	296,859	11,032,474	(126,704)	(79,780)	(206,484)	10,825,990
Foreign trade loans	1,167,598	47,317	53,702	1,268,617	(74,818)	(3,410)	(78,228)	1,190,389
Current account debtors	209,031	2,499	2,291	213,821	(2,944)	(4,467)	(7,411)	206,410
Factoring transactions	507,807	1,724	809	510,340	(8,671)	(1,953)	(10,624)	499,716
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(7,062)	(10,574)	(17,636)	1,333,476
Other loans and accounts receivable	66,050	418	5,269	71,737	(886)	(3,712)	(4,598)	67,139
Subtotal	13,908,271	196,815	385,702	14,490,788	(221,085)	(105,174)	(326,259)	14,164,529
Mortgage loans
Mortgage bonds	37,355	—	2,874	40,229	—	(45)	(45)	40,184
Transferable mortgage loans	66,385	—	2,085	68,470	—	(95)	(95)	68,375
Other residential real estate mortgage loans	6,673,029	—	130,499	6,803,528	—	(33,551)	(33,551)	6,769,977
Credits from ANAP	13	—	—	13	—	—	—	13
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	135,572	6,920.186	—	(33,866)	(33,866)	6,886,320
Consumer loans
Consumer loans in installments	2,266,117	—	222,826	2,488,943	—	(201,097)	(201,097)	2,287,846
Current account debtors	326,012	—	3,163	329,175	—	(6,139)	(6,139)	323,036
Credit card debtors	1,131,412	—	24,263	1,155,675	—	(42,232)	(42,232)	1,113,443
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,010	3,974,560	—	(249,866)	(249,866)	3,724,694
Total	24,416,435	196,815	772,284	25,385,534	(221,085)	(388,906)	(609,991)	24,775,543

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2016 Ch$631,500 million correspond to finance leases for real estate and Ch$719,612 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	2015
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,497	89,792	383,965	10,814,254	(154,115)	(83,521)	(237,636)	10,576,618
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(84,282)	(3,286)	(87,568)	1,355,677
Current account debtors	227,063	2,519	9,646	239,228	(5,728)	(4,082)	(9,810)	229,418
Factoring transactions	483,797	2,282	754	486,833	(10,571)	(1,773)	(12,344)	474,489
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(6,908)	(11,004)	(17,912)	1,357,144
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,115)	(3,414)	(5,529)	52,773
Subtotal	13,754,371	175,066	487,481	14,416,918	(263,719)	(107,080)	(370,799)	14,046,119
Mortgage loans
Mortgage bonds	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(34,760)	(34,760)	6,223,147
Credits from ANAP	17	—	—	17	—	—	—	17
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(34,952)	(34,952)	6,370,034
Consumer loans
Consumer loans in installments	2,188,881	—	233,217	2,422,098	—	(153,216)	(153,216)	2,268,882
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	262,841	3,736,137	—	(196,015)	(196,015)	3,540,122
Total	23,515,487	175,066	867,488	24,558,041	(263,719)	(338,047)	(601,766)	23,956,275

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31 2015 Ch$653,225 million correspond to finance leases for real estate and Ch$721,831 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                   Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

The changes in volumes of non-complying portfolio and impaired portfolio, are mainly in the commercial portfolio evaluated individually, as a result of portfolio sales, classification changes and the adoption of the new standard issued by the Superintendency of Banks and Financial Institutions (SBIF).

In relation to the regulatory change, until December 31, 2015, the Bank included in the non-complying portfolio with group evaluation all those operations whose clients met any of the following conditions:

•       Past due greater than or equal to 90 days, in some of its credits.

•       Overdraft no agreed in current account greater than 30 days (for natural persons without commercial activity).

•       Client managed by collection area or judicial collection.

•       To get out of non-complying category is required 6 months of internal good behavior (past due less than 30 days).

Due to new standard (Circular No. 3,584 dated June 22, 2015) which amended the definition of portfolio in default evaluated in groups, from this year the Bank includes under this concept clients who meet the following:

•       The portfolio in non-complying includes all loans and 100% of the amount of contingent loans, of the debtors who at the end of a month have an overdue equal to or greater than 90 days in payment of interest or capital of a credit. It will also include debtors who are granted a credit to leave active an operation that has more than 60 days overdue in payment, as well as those debtors who have been subject to forced restructuring or partial debt condonation.

•       To remove a debtor of the non-complying portfolio, once were exceeded the circumstances that led to its classification in this portfolio according to the present standards, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio

As of December 31, 2016 and 2015, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	14,022,176	13,871,526	468,612	545,392	14,490,788	14,416,918	(221,085)	(263,719)	(105,174)	(107,080)	(326,259)	(370,799)	14,164,529	14,046,119
Mortgage loans	6,784,614	6,287,820	135,572	117,166	6,920,186	6,404,986	—	—	(33,866)	(34,952)	(33,866)	(34,952)	6,886,320	6,370,034
Consumer loans	3,723,550	3,473,296	251,010	262,841	3,974,560	3,736,137	—	—	(249,866)	(196,015)	(249,866)	(196,015)	3,724,694	3,540,122
Total	24,530,340	23,632,642	855,194	925,399	25,385,534	24,558,041	(221,085)	(263,719)	(388,906)	(338,047)	(609,991)	(601,766)	24,775,543	23,956,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

The changes in credits risk provisions, during the periods 2016 and 2015, is summarized as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2015	206,022	322,593	528,615
Charge-offs:
Commercial loans	(13,228)	(44,760)	(57,988)
Mortgage loans	—	(2,553)	(2,553)
Consumer loans	—	(196,015)	(196,015)
Total charge-offs	(13,228)	(243,328)	(256,556)
Sales or transfers of credit	(2,690)	—	(2,690)
Purchase of loans	12,329	—	12,329
Allowances established	61,286	258,782	320,068
Balance as of December 31, 2015	263,719	338,047	601,766

Balance as of January 1, 2016	263,719	338,047	601,766
Charge-offs:
Commercial loans	(14,913)	(44,930)	(59,843)
Mortgage loans	—	(4,190)	(4,190)
Consumer loans	—	(213,024)	(213,024)
Total charge-offs	(14,913)	(262,144)	(277,057)
Sales or transfers of credit	(24,925)	—	(24,925)
Allowances established	—	313,003	313,003
Allowances released	(2,796)	—	(2,796)
Balance as of December 31, 2016	221,085	388,906	609,991

In addition to these credit risk provisions, also are maintained provisions for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under line Provisions (Note No. 24).

Other disclosures:

1.              As of December 31, 2016 and 2015, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e).

2.              As of December 31, 2016 and 2015 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(c)        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	463,296	460,004	(54,347)	(54,353)	408,949	405,651
From 1 to 2 years	325,230	333,374	(40,166)	(39,913)	285,064	293,461
From 2 to 3 years	223,796	218,308	(26,156)	(27,287)	197,640	191,021
From 3 to 4 years	147,047	152,329	(18,162)	(19,090)	128,885	133,239
From 4 to 5 years	99,992	106,806	(12,698)	(13,652)	87,294	93,154
After 5 years	265,660	281,489	(28,399)	(30,492)	237,261	250,997
Total	1,525,021	1,552,310	(179,928)	(184,787)	1,345,093	1,367,523

(*)    The net balance receivable does not include past-due portfolio totaling Ch$6,019 million as of December 31, 2016 (Ch$7,533 million as of December 31, 2015).

The Bank maintains financial leasing operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases have an average useful life between 2 and 17 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2016 and 2015 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2016	2015	2016	2015	2016		2015
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,182,771	2,265,154	52,456	80,164	2,235,227	8.81	2,345,318	9.55
Financial Services	2,102,582	2,117,466	13,621	13,480	2,116,203	8.34	2,130,946	8.68
Services	1,937,428	1,668,022	—	324	1,937,428	7.63	1,668,346	6.79
Construction	1,647,862	1,585,940	—	—	1,647,862	6.49	1,585,940	6.46
Transportation	1,636,994	1,656,111	—	12,517	1,636,994	6.45	1,668,628	6.80
Manufacturing	1,517,436	1,534,131	44,301	92,384	1,561,737	6.15	1,626,515	6.62
Agriculture and livestock	1,184,869	1,185,113	—	—	1,184,869	4.67	1,185,113	4.83
Electricity, gas and water	566,438	473,172	—	—	566,438	2.23	473,172	1.93
Mining	432,822	545,375	—	—	432,822	1.70	545,375	2.22
Fishing	264,042	351,531	—	—	264,042	1.04	351,531	1.43
Other	907,166	836,034	—	—	907,166	3.57	836,034	3.40
Subtotal	14,380,410	14,218,049	110,378	198,869	14,490,788	57.08	14,416,918	58.71
Residential mortgage loans	6,920,186	6,404,986	—	—	6,920,186	27.26	6,404,986	26.08
Consumer loans	3,974,560	3,736,137	—	—	3,974,560	15.66	3,736,137	15.21
Total	25,275,156	24,359,172	110,378	198,869	25,385,534	100.00	24,558,041	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(e)                        Purchase of loan portfolio:

During the period ended December 31, 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million. The main transactions corresponded to purchases of portfolios made to local banks (CorpBanca and Rabobank).

During 2015, the Bank acquired the loan portfolio, with a nominal value of $ 649,144 million. The most important transaction was the purchase of a portfolio from a local bank (Banco Penta).

(f)                         Sale or transfer of loans from the loan portfolio:

During the period 2016 and 2015 there have been operations of sale or transfer of loan portfolio according to the following:

2016

	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	130,045	(24,925)	110,050	4,930
Sale of written — off loans	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

2015

	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	89,085	(2,690)	89,085	2,690
Sale of written — off loans (**)	—	—	1,440	1,440
Total	89,085	(2,690)	90,525	4,130

(*)            The nominal value of the credits amounted to MCh$327,360 million.

(g)                        Securitization of own assets:

During 2016 and 2015, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13,       Investment Securities:

As of December 31, 2016 and 2015, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2016			2015
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	20,944	—	20,944	36,258	—	36,258
Promissory notes issued by the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments	38,256	—	38,256	50,250	—	50,250

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	108,933	—	108,933	87,610	—	87,610
Bonds from domestic banks	7,973	—	7,973	83,960	—	83,960
Deposits from domestic banks	24,032	—	24,032	450,976	—	450,976
Bonds from other Chilean companies	29,525	—	29,525	17,766	—	17,766
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	138,322	—	138,322	191,537	—	191,537

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	81,644	—	81,644
Total	367,985	—	367,985	1,000,001	—	1,000,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$4,975  million as of December 31, 2016 (Ch$3,054 million as of December 31, 2015). The repurchase agreements have an average maturity of 7 days as of December 31, 2016 (6 days in December 2015). Additionally, under the same item, are maintained instruments that guarantee margins for offsetting derivative transactions through Comder Contraparte Central S.A. for an amount of $ 2,099 million as of December 31, 2016.

Instruments of Foreign Institutions include mainly bank bonds and equity investment instruments.

As of December 31, 2016, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$847 million, net of tax (net unrealized gain of Ch$52,418 million as of December 31, 2015), recorded in other comprehensive income within equity.

During 2016 and 2015, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2016 and 2015 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the nine-month period ended as of December 31, 2016 and 2015 are as follows:

	2016	2015
	MCh$	MCh$

Unrealized (losses)/gains during the period	12,440	17,003
Realized losses/gains (reclassified)	(64,011)	(8,407)
Subtotal	(51,571)	8,596
Income tax	12,366	(2,722)
Total unrealized (losses)/gains during the period	(39,205)	5,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       Investments in other companies include investments in associates, joint ventures and Investments valued at cost by Ch$32,588 million as of December 31, 2016 (Ch$28,126 million as of December 31, 2015), detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss) (***)
		2016	2015	2016	2015	2016	2015	2016	2015
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.(*)	Banco de Chile	26.16	26.16	49,518	40,302	12,954	10,542	1,363	1,314
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	10,809	9,472	2,789	2,444	493	449
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	13,907	12,758	2,782	2,552	230	323
Redbanc S.A.	Banco de Chile	38.13	38.13	6,422	5,419	2,449	2,066	425	245
Sociedad Imerc OTC S.A. (**)	Banco de Chile	12.33	11.48	10,991	9,823	1,347	1,128	135	(119)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,985	3,252	1,328	1,084	248	211
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,101	2,656	831	712	175	125
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,472	4,955	821	743	100	136
Subtotal Associates				104,205	88,637	25,301	21,271	3,169	2,684

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	8,596	7,778	4,298	3,889	409	249
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,431	1,378	715	689	441	310
Subtotal Joint Ventures				10,027	9,156	5,013	4,578	850	559

Subtotal				114,232	97,793	30,314	25,849	4,019	3,243

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	438	370
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	61	59
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						54	57	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,274	2,277	499	429
Total						32,588	28,126	4,518	3,672

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)           During the period 2016 Transbank S.A. carried out a capital increase for an amount equivalent to MCh $ 9,041 through the capitalization of profits, greater value in the placement of shares and issue of shares for payment. Banco de Chile made the subscription and payment of shares for a total amount of MCh $ 1,046 (amount does not include adjustment of MCh $ 9). The shareholding of Banco de Chile in Transbank S.A. was not changed by this capital increase.

(**)    During the month of July 2016, Banco de Chile increased its stake in share capital of the Company Servicio de Infraestructura de Mercado OTC.S.A. through the acquisition of 82 shares

(***)        The year 2016 does not include a loss of $ 5 million reflected by the subsidiary Banchile Asesoría Financiera for the investment held on the subsidiary Promarket SA, which was dissolved on December 30, 2016. See Note No. 5 letter (q).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)       Associates

	2016
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Current assets	1,748	5,731	10,915	71	4,642	647,384	51,803	21,722	744,016
Non-current assets	3,760	368	19,123	3,133	15,285	63,091	819	7,536	113,115
Total Assets	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Current liabilities	1,146	627	15,141	103	7,884	660,720	37,912	15,192	738,725
Non-current liabilities	377	—	4,088	—	5,621	237	803	3,066	14,192
Total Liabilities	1,523	627	19,229	103	13,505	660,957	38,715	18,258	752,917
Equity	3,985	5,472	10,809	3,101	6,422	49,518	13,907	10,991	104,205
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Revenue	2,138	3,142	48,150	2	33,603	156,207	3,292	6,260	252,794
Operating expenses	(1,165)	(2,497)	(45,658)	(30)	(31,686)	(150,785)	(2,142)	(4,953)	(238,916)
Other income (expenses)	(28)	168	(121)	694	(446)	1,047	624	12	1,950
Profit before tax	945	813	2,371	666	1,471	6,469	1,774	1,319	15,828
Income tax	(201)	(156)	(460)	—	(356)	(1,260)	(624)	(225)	(3,282)
Profit for the year	744	657	1,911	666	1,115	5,209	1,150	1,094	12,546

	2015
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Current assets	1,273	5,329	11,307	100	5,222	549,891	41,203	6,653	620,978
Non-current assets	3,875	401	12,776	2,614	15,074	51,736	1,315	10,979	98,770
Total Assets	5,148	5,730	24,083	2,714	20,296	601,627	42,518	17,632	719,748

Current liabilities	1,370	775	11,065	58	12,360	561,184	29,325	4,814	620,951
Non-current liabilities	526	—	3,546	—	2,517	141	435	2,987	10,152
Total Liabilities	1,896	775	14,611	58	14,877	561,325	29,760	7,801	631,103
Equity	3,252	4,955	9,472	2,656	5,419	40,302	12,758	9,823	88,637
Minority interest	—	—	—	—	—	—	—	8	8
Total Liabilities and Equity	5,148	5,730	24,083	2,714	20,296	601,627	42,518	17,632	719,748

Revenue	1,804	3,062	44,632	4	32,428	133,442	3,168	2,569	221,109
Operating expenses	(1,017)	(2,322)	(42,630)	(26)	(31,114)	(128,007)	(1,819)	(4,191)	(211,126)
Other income (expenses)	(29)	365	62	585	(472)	826	596	33	1,966
Profit before tax	758	1,105	2,064	563	842	6,261	1,945	(1,589)	11,949
Income tax	(123)	(216)	(323)	—	(200)	(1,237)	(332)	551	(1,880)
Profit for the year	635	889	1,741	563	642	5,024	1,613	(1,038)	10,069

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                    Investments in Other Companies, continued:

(c)                        Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Current assets	1,150	1,224	49,477	50,449
Non-current assets	1,028	755	17,350	17,193
Total Assets	2,178	1,979	66,827	67,642

Current liabilities	747	601	53,545	55,127
Non-current liabilities	—	—	4,686	4,736
Total Liabilities	747	601	58,231	59,865
Equity	1,431	1,378	8,596	7,778
Total Liabilities and Equity	2,178	1,979	66,827	67,643

Revenue	2,751	3,147	39,587	38,879
Operating expenses	(2,072)	(735)	(38,124)	(37,632)
Other income (expenses)	23	(1,929)	(542)	(797)
Profit (loss) before tax	702	483	921	450
Income tax	180	137	(103)	47
Profit (loss) for the year	882	620	818	497

(d)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2016 and 2015 are detailed as follows:

	2016	2015
	MCh$	MCh$

Initial book value	28,126	25,312
Acquisition of investments	1,129	314
Participation in net income	4,019	3,243
Dividends receivable	(560)	(535)
Dividends received	(667)	(663)
Payment of dividends	535	405
Others	6	50
Total	32,588	28,126

(e)                      During periods ended as of December 31, 2016 and 2015 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of December 31, 2016 and 2015 intangible assets are detailed as follows:

	Years
	Useful Life		Remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	4	109,491	100,000	(80,150)	(73,281)	29,341	26,719
Total					109,491	100,000	(80,150)	(73,281)	29,341	26,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                       The change of intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Software or computer programs	Total
	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	100,000	100,000
Acquisition	11,248	11,248
Disposals/ write-downs	(1,757)	(1,757)
Impairment loss (*)	—	—
Total	109,491	109,491

Accumulated Amortization
Balance as of January 1, 2016	(73,281)	(73,281)
Amortization for the period (*)	(8,595)	(8,595)
Disposals/ write-downs	1,726	1,726
Total	(80,150)	(80,150)
Balance as of December 31, 2016	29,341	29,341

	2015
	Software or computer programs	Total
	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	92,225	92,225
Acquisition	8,519	8,519
Disposals/ write-downs	(685)	(685)
Impairment loss (*)	(59)	(59)
Total	100,000	100,000

Accumulated Amortization
Balance as of January 1, 2015	(65,632)	(65,632)
Amortization for the year (*)	(8,331)	(8,331)
Disposals/ write-downs	682	682
Total	(73,281)	(73,281)
Balance as of December 31, 2015	26,719	26,719

(*)                        See Note No. 35 Depreciation, amortization and impairment.

(c)        As of December 31, 2016 and 2015, the Bank has the following technological developments:

	Amount of Commitment
	2016	2015
Detail	MCh$	MCh$

Software and licenses	3,024	5,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment:

(a)                       The composition of properties and equipment as of December 31, 2016 and 2015 are as follow:

	Gross balance		Accumulated depreciation		Net Balance
	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	302,187	292,166	(134,900)	(126,568)	167,287	165,598
Equipment	180,322	167,874	(139,277)	(127,644)	41,045	40,230
Others	50,404	47,960	(39,654)	(38,117)	10,750	9,843
Total	532,913	508,000	(313,831)	(292,329)	219,082	215,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(b)                       The changes in properties and equipment for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Reclassifications	—	—	—	—
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs	(138)	(1,653)	(1,070)	(2,861)
Transfers	—	—	—	—
Impairment losses (*) (***)	(15)	(4)	(26)	(45)
Total	302,187	180,322	50,404	532,913

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Reclassifications	—	—	—	—
Depreciation charges in the period (*) (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals in the period	138	1,653	1,033	2,824
Transfers	—	(18)	18	—
Total	(134,900)	(139,277)	(39,654)	(313,831)

Balance as of December 31, 2016	167,287	41,045	10,750	219,082

	2015
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	285,755	151,911	43,773	481,439
Reclassifications	625	—	859	1,484
Acquisitions	7,909	18,746	4,821	31,476
Disposals	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Impairment losses (*) (***)	(72)	(3)	(123)	(198)
Total	292,166	167,874	47,960	508,000

Accumulated Depreciation
Balance as of January 1, 2015	(120,084)	(119,842)	(36,110)	(276,036)
Reclassifications	(110)	—	(882)	(992)
Depreciation for the year (*) (**)	(8,117)	(10,567)	(2,143)	(20,827)
Disposals and sales of period	1,743	2,764	1,019	5,526
Transfers	—	1	(1)	—
Total	(126,568)	(127,644)	(38,117)	(292,329)

Balance as of December 31, 2015	165,598	40,230	9,843	215,671

(*)                                 See Note No. 35 Depreciation, Amortization and Impairment.

(**)                          This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$368 million (Ch$379 million as of December 31, 2015).

(***)                   This amount does not include charge-offs provision of Property and Equipment of Ch$229 (Ch$6 million as of December 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(c)                        As of December 31, 2016 and 2015, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Year 2016	34,490	2,473	4,903	20,327	44,809	36,213	46,902	155,627
Year 2015	30,984	2,401	4,860	19,428	32,798	25,034	44,722	129,243

As these lease contracts are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years. There are no restrictions for the tenant.

(d)                       As of December 31, 2016 and 2015, the Bank does not have any finance lease agreements, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2016 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of December 31, 2016 and 2015, the Bank and its subsidiaries have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable as applicable, detailed as follows:

	2016	2015
	MCh$	MCh$

Income taxes	119,123	121,585
Tax on non-deductible expenses (35%)	3,521	2,805
Less:
Monthly prepaid taxes (PPM)	(126,266)	(94,813)
Credit for training expenses	(2,031)	(1,931)
Contributions Real Estate	—	(896)
Others	(1,004)	(2,036)
Total	(6,657)	24,714

Tax rate	24,0%	22.5%

	2016	2015
	MCh$	MCh$

Current tax assets	6,792	3,279
Current tax liabilities	(135)	(27,993)
Total tax receivable (payable)	6,657	(24,714)

(b)                     Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2016 and 2015, broken down as follows:

	2016	2015
	MCh$	MCh$
Income tax expense:
Current year taxes	131,238	119,342
Tax from previous period	1,030	(1,851)
Subtotal	132,268	117,491
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(34,198)	(42,138)
Effect of exchange rates on deferred tax	(12,176)	(15,652)
Subtotal	(46,374)	(57,790)
Non-deductible expenses (Art. 21 Income Tax Law)	3,521	2,805
Others	(375)	(776)
Net charge to income for income taxes	89,040	61,730

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2016 and 2015:

	2016		2015
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	24.00	153,909	22.50	139,664
Additions or deductions	(0.33)	(2,103)	(0.05)	(314)
Subordinated debt (*)	(5.32)	(34,092)	(5.10)	(31,638)
Price-level restatement	(3.78)	(24,229)	(4.30)	(26,718)
Tax from previous period	0.16	1,030	(0.30)	(1,851)
Non-deductible expenses tax	0.55	3,521	0.45	2,805
Effect in deferred taxes (changes in tax rate)	(1.90)	(12,176)	(2.52)	(15,652)
Other	0.50	3,180	(0.74)	(4,566)
Effective rate and income tax expense	13.88	89,040	9.94	61,730

(*) The tax benefit associated with the dividend payment made to SAOS, as payment of the subordinated debt held with the Central Bank, should disappear as the liability of SM-Chile with the Central Bank is completely paid off.

The effective rate for income tax for 2016 is 13.88% (9.94% in 2015).

On December 29, 2015, Law 20,780 published in the Official Journal, amended the income tax and introduces various adjustments in the tax system.

On February 8, 2016, it was published Law 20,899, which made changes to the Law 20,780, specifically as it is related to the regime applicable to corporations.

Article 8 of Law 20,899, it established that corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes. For this scheme, the law 20,780 establishes a gradual increase of tax rates first category according to the following table:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$12,176 million (Ch$15,652 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of December
	31, 2015	Income	Equity	31, 2016
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	178,168	25,888	—	204,056
Personnel provisions	7,867	3,081	—	10,948
Staff vacation	6,268	406	—	6,674
Accrued interests and indexation adjustments from impaired loans	4,024	(669)	—	3,355
Staff severance indemnities provisions	1,352	(337)	(45)	970
Provision of credit cards expenses	13,628	(1,169)	—	12,459
Provision of accrued expenses	11,788	2,701	—	14,489
Leasing	18,239	18,880	—	37,119
Other adjustments	14,638	1,322	—	15,960
Total debit differences	255,972	50,103	(45)	306,030

Credit Differences:
Depreciation and price-level restatement of property and equipment	13,163	(1,348)	—	11,815
Adjustment for valuation of financial assets available-for-sale	12,582	—	(12,366)	216
Transitory assets	2,640	977	—	3,617
Loans accrued to effective rate	2,565	(313)	—	2,252
Other adjustments	2,003	4,413	1	6,417
Total credit differences	32,953	3,729	(12,365)	24,317

Deferred tax assets (liabilities), net	223,019	46,374	12,320	281,713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks and Financial Institutions, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

(e.1)  Loans to customers as of December 31, 2016

	2016
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,172,917	1,173,446	—	—	—
Commercial loans	12,273,578	12,776,131	22,954	54,044	76,998
Consumer loans	3,724,694	4,262,051	448	22,386	22,834
Residential mortgage loans	6,886,320	6,917,509	7,404	168	7,572
Total	24,057,509	25,129,137	30,806	76,598	107,404

(e.1) Loans to customers as of December 31, 2015

	2015
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,395,195	1,395,897	—	—	—
Commercial loans	12,200,386	12,733,691	29,606	69,942	99,548
Consumer loans	3,540,122	3,959,497	448	17,298	17,746
Residential mortgage loans	6,370,034	6,402,268	5,803	136	5,939
Total	23,505,737	24,491,353	35,857	87,376	123,233

(*) In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.          Current and Deferred Taxes, continued:

	2016
	Balance as of January 1, 2016	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2016
(e.2) Provisions on past-due loans	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	69,942	(42,954)	87,648	(60,592)	54,044
Consumer loans	17,298	(209,683)	235,743	(20,972)	22,386
Residential mortgage loans	136	(1,595)	2,187	(560)	168
Total	87,376	(254,232)	325,578	(82,124)	76,598

	2015
	Balance as of January 1, 2015	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2015
(e.2) Provisions on past-due loans	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	57,350	(41,860)	108,206	(53,754)	69,942
Consumer loans	18,643	(192,746)	213,756	(22,355)	17,298
Residential mortgage loans	93	(921)	1,414	(450)	136
Total	76,086	(235,527)	323,376	(76,559)	87,376

	2016	2015
(e.3) Charge-offs and recoveries	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	15,890	11,908
Write-offs resulting in provisions released	1,149	794
Recovery or renegotiation of written-off loans	45,103	48,696

	2016	2015
(e.4) Application of Art. 31 No. 4 first & third subsections	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	1,149	794

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.           Other Assets:

(a)                  Item detail:

As of December 31, 2016 and 2015, other assets are detailed as follows:

	2016	2015
	MCh$	MCh$

Assets held for leasing (*)	103,078	117,332

Assets received or awarded as payment (**)
Assets awarded in judicial sale	7,282	5,644
Assets received in lieu of payment	6,117	785
Provision for assets received in lieu of payment	(2,104)	(176)
Subtotal	11,295	6,253

Other Assets
Deposits by derivatives margin	178,529	226,213
Other accounts and notes receivable	52,080	21,644
Trading and brokerage (***)	32,243	30,729
Investment properties	14,674	15,041
Servipag available funds	14,482	13,922
VAT receivable	13,414	10,143
Prepaid expenses	10,740	6,915
Commissions receivable	6,714	7,558
Recoverable income taxes	6,278	8,718
Pending transactions	5,070	3,472
Rental guarantees	1,815	1,743
Materials and supplies	742	643
Recovered leased assets for sale	589	625
Accounts receivable for sale of assets received in lieu of payment	245	752
Others	10,197	12,795
Subtotal	347,812	360,913
Total	462,185	484,498

(*)                    These correspond to property and equipment to be given under a finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.1640% (0.0227% as of December 31, 2015) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the 2016 and 2015 are as follows:

Provision for assets	MCh$

Balance as of January 1, 2015	207
Provisions used	(181)
Provisions established	150
Provisions released	—
Balance as of December 31, 2015	176
Provisions used	(751)
Provisions established	2,679
Provisions released	—
Balance as of December 31, 2016	2,104

19.                    Current accounts and Other Demand Deposits:

As of December 31, 2016 and 2015, current accounts and other demand deposits are detailed as follows:

	2016	2015
	MCh$	MCh$

Current accounts	6,907,655	6,900,590
Other demand deposits	856,711	892,485
Other demand deposits and accounts	556,782	533,973
Total	8,321,148	8,327,048

20.                    Savings accounts and Time Deposits:

As of December 31, 2016 and 2015, savings accounts and time deposits are detailed as follows:

	2016	2015
	MCh$	MCh$

Time deposits	10,277,292	9,529,974
Term savings accounts	208,435	205,171
Other term balances payable	67,174	172,547
Total	10,552,901	9,907,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                       As of December 31, 2016 and 2015, borrowings from financial institutions are detailed as follows:

	2016	2015
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	234,629	283,803
Bank of America	169,182	150,208
Sumitomo Mitsui Banking	127,447	35,421
HSBC Bank	114,488	121,027
The Bank of New York Mellon	114,096	149,617
Wells Fargo Bank	67,624	112,933
Mizuho Bank Ltda	60,340	—
Standard Chartered Bank	20,554	56,975
Zuercher Kantonalbank	14,107	22,011
Commerzbank A.G.	3,242	1,446
Canadian Imperial Bank of Commerce	—	166,918
Bank of Nova Scotia	—	94,298
Bank of Montreal	—	92,096
Toronto Dominion Bank	—	63,788
ING Bank	—	31,873
Others	482	840
Borrowings and other obligations
Wells Fargo Bank	100,885	106,463
Citibank N.A.	7,776	37,571
Deutsche Bank AG	3,411	—
Others	1,760	2,333
Subtotal foreign trade financing	1,040,023	1,529,621

Chilean Central Bank	3	6

Total	1,040,026	1,529,627

(b)                     Chilean Central Bank Obligations

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	2016	2015
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	3	6
Total	3	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued:

As of December 31, 2016 and 2015, debt issued is detailed as follows:

	2016	2015
	MCh$	MCh$

Mortgage bonds	32,914	46,381
Bonds	5,431,575	5,270,214
Subordinated bonds	713,438	785,613
Total	6,177,927	6,102,208

During the year ended as of December 31, 2016, Banco de Chile issued bonds by an amount of Ch$1,420,037 million, of which corresponds to which correspond to Current Bonds, Short-Term Bonds and Subordinated bonds by an amount of Ch$804,979 million, Ch$532,852 million and Ch$82,206 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	25.00	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Interest rate %	Currency	Issued date	Maturity date

Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated bonds

Serie	Amount MCh$	Terms Years	Interest rate %	Currency	Issue date	Maturity date

UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

During the year ended December 31, 2015, Banco de Chile issued Bonds by an amount of Ch$2,470,407 million, which corresponds to Current Bonds and Short Term Bonds for an amount of Ch$1,342,224 million and Ch$1,128,183 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAI0213	17,132	6	3.40	UF	17/02/2015	17/02/2021
BCHIAM0413	40,425	8	3.60	UF	20/02/2015	20/02/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	27/02/2030
BCHIAM0413	4,881	8	3.60	UF	13/03/2015	13/03/2023
BCHIAM0413	5,972	8	3.60	UF	19/03/2015	19/03/2023
BCHIAM0413	11,225	8	3.60	UF	06/04/2015	06/04/2023
BCHIAM0413	2,673	8	3.60	UF	07/04/2015	07/04/2023
BCHIAZ0613	53,874	14	3.60	UF	17/04/2015	17/04/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	30/04/2015	30/04/2021
BCHIAM0413	15,242	8	3.60	UF	08/05/2015	08/05/2023
BCHIAP0213	29,715	9	3.60	UF	15/05/2015	15/05/2024
BCHIAP0213	7,435	9	3.60	UF	18/05/2015	18/05/2024
BCHIAP0213	2,658	9	3.60	UF	22/05/2015	22/05/2024
BCHIAP0213	13,308	9	3.60	UF	27/05/2015	27/05/2024
BCHIAO0713	14,072	8	3.40	UF	09/06/2015	09/06/2023
BCHIAO0713	21,146	8	3.40	UF	10/06/2015	10/06/2023
BCHIAO0713	4,518	8	3.40	UF	15/06/2015	15/06/2023
BCHIAO0713	4,653	8	3.40	UF	16/06/2015	16/06/2023
BCHIAO0713	10,639	8	3.40	UF	18/06/2015	18/06/2023
BCHIAO0713	9,315	8	3.40	UF	23/06/2015	23/06/2023
BCHIAW0213	80,003	13	3.60	UF	25/06/2015	25/06/2028
BCHIAO0713	22,367	8	3.40	UF	03/07/2015	03/07/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	08/07/2015	08/07/2028
BCHIAX0613	37,494	13	3.60	UF	09/07/2015	09/07/2028
BCHIAO0713	4,255	8	3.40	UF	10/07/2015	10/07/2023
BCHIAO0713	2,681	8	3.40	UF	22/07/2015	22/07/2023
BCHIAS0513	9,550	10	3.60	UF	28/07/2015	28/07/2025
BCHIUY1211	80,744	14	3.50	UF	06/08/2015	06/08/2029
BCHIAS0513	9,334	10	3.60	UF	13/08/2015	13/08/2025
BCHIAK0613	81,154	7	3.40	UF	14/08/2015	14/08/2022
BCHIAS0513	3,297	10	3.60	UF	18/08/2015	18/08/2025
BCHIAS0513	6,046	10	3.60	UF	19/08/2015	19/08/2025
BCHIUW1011	54,750	13	3.50	UF	24/08/2015	24/08/2028
BCHIUW1011	55,117	13	3.50	UF	31/08/2015	31/08/2028
BCHIAN0513	54,642	8	3.60	UF	07/10/2015	07/10/2023
BCHIAS0513	4,127	10	3.60	UF	14/10/2015	14/10/2025
BCHIUX0212	80,796	13	3.50	UF	14/10/2015	14/10/2028
BONO HKD	53,957	10	3.05	HKD	20/10/2015	20/10/2025
BCHIAQ0213	81,748	10	3.60	UF	06/11/2015	06/11/2025
BCHIAT0613	82,318	11	3.50	UF	06/11/2015	06/11/2026
BCHIAR0613	62,985	10	3.60	UF	06/11/2015	06/11/2025
BONO EUR	35,880	10	1.66	EUR	16/11/2015	16/11/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	16/12/2015	16/12/2020
BCHIAS0513	4,047	10	3.60	UF	18/12/2015	18/12/2025
Total as of December 31, 2015	1,342,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date

Merrill Lynch	15,425	0.32	USD	05/01/2015	06/04/2015
Goldman Sachs	15,380	0.33	USD	07/01/2015	10/04/2015
Goldman Sachs	30,638	0.33	USD	08/01/2015	08/04/2015
Wells Fargo Bank	12,255	0.32	USD	08/01/2015	08/04/2015
Wells Fargo Bank	3,077	0.43	USD	12/01/2015	13/07/2015
Merrill Lynch	9,421	0.46	USD	21/01/2015	21/07/2015
Merrill Lynch	9,421	0.60	USD	21/01/2015	16/10/2015
JP. Morgan Chase	49,944	0.37	USD	22/01/2015	22/04/2015
Wells Fargo Bank	16,262	0.32	USD	10/02/2015	11/05/2015
Wells Fargo Bank	2,502	0.47	USD	10/02/2015	10/08/2015
JP. Morgan Chase	48,215	0.35	USD	03/03/2015	02/06/2015
Wells Fargo Bank	4,393	0.82	USD	06/03/2015	04/03/2016
Merrill Lynch	15,690	0.42	USD	06/03/2015	06/08/2015
JP. Morgan Chase	31,395	0.35	USD	09/03/2015	08/06/2015
Wells Fargo Bank	2,569	0.48	USD	17/03/2015	14/09/2015
Merrill Lynch	4,975	0.42	USD	20/03/2015	06/08/2015
Merrill Lynch	3,122	0.48	USD	23/03/2015	17/09/2015
JP. Morgan Chase	31,951	0.38	USD	23/03/2015	22/06/2015
Wells Fargo Bank	25,079	0.35	USD	30/03/2015	30/06/2015
JP. Morgan Chase	37,467	0.48	USD	06/04/2015	02/10/2015
JP. Morgan Chase	14,519	0.38	USD	06/04/2015	06/07/2015
Goldman Sachs	42,858	0.35	USD	08/04/2015	08/07/2015
Citibank N.A.	15,506	0.35	USD	10/04/2015	06/07/2015
JP. Morgan Chase	16,524	0.40	USD	17/04/2015	17/08/2015
JP. Morgan Chase	49,536	0.40	USD	22/04/2015	03/08/2015
Wells Fargo Bank	15,856	0.34	USD	11/05/2015	10/08/2015
JP. Morgan Chase	48,721	0.40	USD	02/06/2015	02/09/2015
JP. Morgan Chase	31,567	0.40	USD	08/06/2015	08/09/2015
Wells Fargo Bank	3,796	0.52	USD	19/06/2015	16/12/2015
JP. Morgan Chase	32,321	0.36	USD	22/06/2015	17/09/2015
Wells Fargo Bank	2,620	0.27	USD	30/06/2015	17/09/2015
Wells Fargo Bank	10,162	0.37	USD	30/06/2015	02/10/2015
Wells Fargo Bank	12,782	0.59	USD	30/06/2015	04/01/2016
JP. Morgan Chase	15,222	0.39	USD	06/07/2015	05/10/2015
Citibank N.A.	16,030	0.36	USD	06/07/2015	05/10/2015
Goldman Sachs	45,651	0.36	USD	08/07/2015	08/10/2015
Merrill Lynch	10,419	0.72	USD	21/07/2015	15/04/2016
Wells Fargo Bank	3,390	0.54	USD	04/08/2015	03/02/2016
Wells Fargo Bank	33,904	0.31	USD	04/08/2015	30/09/2015
Merrill Lynch	19,664	0.36	USD	04/08/2015	04/11/2015
Merrill Lynch	22,323	0.36	USD	06/08/2015	04/11/2015
Wells Fargo Bank	11,549	0.93	USD	06/08/2015	04/08/2016
Wells Fargo Bank	6,773	0.36	USD	07/08/2015	13/11/2015
Wells Fargo Bank	6,740	0.93	USD	10/08/2015	05/08/2016
Wells Fargo Bank	13,634	0.45	USD	11/08/2015	08/12/2015
Citibank N.A.	18,710	0.45	USD	18/08/2015	16/11/2015
JP. Morgan Chase	69,151	0.51	USD	02/09/2015	02/12/2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Short Term Bonds, continued:

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date

JP. Morgan Chase	34,541	0.51	USD	08/09/2015	08/12/2015
JP. Morgan Chase	42,393	0.50	USD	02/10/2015	05/01/2016
Citibank N.A.	17,092	0.50	USD	05/10/2015	08/01/2016
JP. Morgan Chase	17,092	0.50	USD	05/10/2015	08/01/2016
Merrill Lynch	10,224	0.78	USD	14/10/2015	11/07/2016
Merrill Lynch	13,829	0.65	USD	04/11/2015	04/05/2016
Merrill Lynch	26,100	0.45	USD	04/11/2015	03/02/2016
Wells Fargo Bank	3,554	0.82	USD	15/12/2015	13/06/2016
Merrill Lynch	4,249	1.10	USD	17/12/2015	13/12/2016
Total as of December 31, 2015	1,128,183

During the year ended December 31, 2015, there were no issues of Subordinated Bonds.

During the financial years of December 2016 and 2015, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.       Other Financial Obligations:

As of December 31, 2016 and 2015, other financial obligations are detailed as follows:

	2016	2015
	MCh$	MCh$

Other Chilean obligations	149,603	132,136
Public sector obligations	36,596	40,945
Total	186,199	173,081

24.       Provisions:

(a)        As of December 31, 2016 and 2015, provisions and accrued expenses are detailed as follows:

	2016	2015
	MCh$	MCh$

Provisions for minimum dividends (*)	285,233	324,469
Provisions for personnel benefits and payroll expenses	83,345	74,791
Provisions for contingent loan risks (**)	53,681	59,213
Provisions for contingencies:
Additional loan provisions (***)	213,252	161,177
Country risk provisions	4,620	4,260
Other provisions for contingencies	21,893	15,133
Total	662,024	639,043

(*)      See Note No. 27 (d).

(**)    See Note No. 2 (d).

(***) On December 31th, 2016 additional provision has been made for Ch$52,075 million (Ch$30,921 million during period 2015). See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2016 and 2015:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	324,469	60,208	5,136	30,921	8,362	429,096
Provisions used	(324,588)	(66,932)	—	—	(247)	(391,767)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2015	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	285,233	67,822	—	52,075	7,412	412,542
Provisions used	(324,469)	(59,268)	—	—	(256)	(383,993)
Provisions released	—	—	(5,532)	—	(36)	(5,568)
Balances as of December 31, 2016	285,233	83,345	53,681	213,252	26,513	662,024

(c)       Provisions for personnel benefits and payroll:

	2016	2015
	MCh$	MCh$

Short-term personnel benefits	37,868	34,307
Staff accrued vacation	25,539	25,480
Staff severance indemnities	8,851	10,728
Other benefits	11,087	4,276
Total	83,345	74,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)       Staff severance indemnities:

(i)        Movement in the defined benefit obligations are as follow:

	2016	2015
	MCh$	MCh$

Opening defined benefit obligation	10,728	11,471
Increase in provisions	428	838
Benefit paid	(2,136)	(1,614)
Actuarial gains	(169)	33
Total	8,851	10,728

(ii)       Net benefits expenses:

	2016	2015
	MCh$	MCh$

Current service cost	59	384
Interest cost of benefits obligations	369	454
Effect of change in actuarial factors	(169)	33
Net benefit expenses	259	871

(iii)      Assumptions used to determine pension obligations:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	2016	2015
	%	%

Discount rate	4.29	4.60
Annual salary increase	4.56	5.41
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(e)                        Changes in provisions for incentive plans:

	2016	2015
	MCh$	MCh$

Balances as of January 1,	34,307	29,678
Provisions established	37,339	35,253
Provisions used	(33,778)	(30,624)
Provisions release	—	—
Total	37,868	34,307

(f)                         Changes in vacations accruals:

	2016	2015
	MCh$	MCh$

Balances as of January 1,	25,480	23,727
Provisions established	5,932	6,672
Provisions used	(5,873)	(4,919)
Provisions release	—	—
Total	25,539	25,480

(g)        Employee share-based benefits provision:

As of December 31, 2016 and 2015, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2016 and 2015, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$53,681 million (Ch$59,213 million as of December 31, 2015).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.       Other Liabilities:

As of December 31, 2016 and 2015, other liabilities are detailed as follows:

	2016	2015
	MCh$	MCh$

Accounts and notes payable (*)	142,541	121,419
Unearned income	6,077	6,644
Dividends payable	1,310	1,255

Other liabilities
Documents intermediated (**)	52,314	39,735
Cobranding	47,462	54,006
VAT debit	12,549	13,235
Securities unliquidated	12,376	3,429
Leasing deferred gains	3,935	6,040
Transactions in progress	757	767
Insurance payments	163	634
Others	12,542	12,148
Total	292,026	259,312

(*)             It comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	2016	2015
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	279,362	389,727
Confirmed foreign letters of credit	64,044	33,871
Issued letters of credit	152,118	122,060
Bank guarantees	2,150,307	2,058,813
Immediately available credit lines	7,572,687	7,224,242
Other commitments	148,190	204,862

Transactions on behalf of third parties
Collections	137,259	217,479
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	39,714	18,563
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	174,022	151,375
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	9,586,026	8,248,416
Securities held in safe custody in other entities	5,607,815	5,006,510
Total	25,911,544	23,675,918

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(b)       Lawsuits and legal proceedings:

(b.1)   Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of December 31, 2016 the Bank has established provisions for this concept in the amount of Ch$21,630 million (Ch$14,877 million as of December 31, 2015), recorded within “Provisions” in the Statement of Financial Position.

Among the most significant lawsuits are the following:

•  Collective demand filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This legal action seeks to challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•  Collective demand filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•  Collective demand filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and therefore null, the clauses of the “Person Products Unified Agreement” regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

The estimated end dates of the respective litigations are as follows:

	As of December 31, 2016
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	21,269	361	—	—	21,630

(b.2)   Contingencies for significant lawsuits:

As of December 31, 2016 and 2015 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted:

i.          In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,642,000, maturing January 10, 2017 (UF 2,603,000, maturing on January 8, 2016 as of December 31, 2015). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 263,000.

As of December 31, 2016 and 2015 the Bank has not guaranteed mutual funds.

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor. Such guarantee corresponds to a bank guarantee for UF 250,000, with maturity on January 10, 2017.

ii.         In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2016	2015
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	17,750	14,628
Securities Exchange of the Electronic, Stock Exchange of Chile	21,872	27,981

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,992	2,995
Fixed income securities to secure loans of shares, Chilean Electronic Stock Exchange, Stock Exchange	—	80
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	610	—
Securities Exchange of the Santiago, Stock Exchange	884
Total	44,108	45,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)       Guarantees granted, continued:

ii.         In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2017, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 20, 2017.

It was constituted a bank guarantee No. 379031-1 corresponds to UF 215,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 10, 2017.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.       In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2016 the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(d)       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2016	2015
	MCh$	MCh$

Free credit lines available (*)	30,799	36,743
Bank guarantees	19,159	18,474
Guarantees and surety bonds	3,028	3,314
Letters of credit	509	393
Other commitments	186	289
Total	53,681	59,213

(*) See Note No.2 d).

(e)         Before the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A., claimed against  Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), under which the SVS fined the Company to pay a fine of 50,000 UF, considering that it would have violated paragraph 2 of Article 53 of the Securities Act by acting as an intermediary in a share purchase operations SQM-A. To make such a claim Banchile appropriated 25% of the amount of the fine. Under the claim is intended to annul the fine. That complaint was accumulated trial Case No. 25.795-2014, of the 22nd Civil Court of Santiago, issued the order test. To date the replacement resources submitted have not been resolved by the parties on the resolution that received the case to trial. The procedure is suspended by the application for joinder filed by another claimant.

According to the provisioning policy, the company has not made provisions because this trial has not yet been ruled as also considering that the legal position of the same advisers estimate that there are solid grounds for that hosting the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital:

(i)        Authorized, subscribed and paid shares:

As of December 31, 2016, the paid-in capital of Banco de Chile is represented by 97,624,347,430 registered shares (96,129,146,433 shares as of December 31, 2015), with no par value, fully paid and distributed.

	As of December 31, 2016
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.290%
LQ Inversiones Financieras S.A.	25,694,731,690	26.320%
Sociedad Matriz del Banco de Chile S.A.	12,138,561,434	12.434%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	3,188,570,938	3.266%
Banco Itaú Corpbanca (on behalf foreign investors)	2,983,678,955	3.056%
Banchile Corredores de Bolsa S.A.	2,821,210,371	2.890%
Ever 1 BAE S. P. A.	2,194,324,145	2.248%
Ever Chile SPA	2,194,324,022	2.248%
J. P. Morgan Chase Bank	1,935,792,492	1.983%
Banco Santander (on behalf foreign investors)	1,766,358,725	1.809%
Inversiones Aspen Ltda.	1,518,776,714	1.556%
A.F.P. Capital S.A.	1,085,021,790	1.111%
A F P Habitat S.A.	1,022,675,385	1.048%
Administradora de Fondos de pensiones Provida S.A.	854,232,398	0.875%
A F P Cuprum S.A	788,241,857	0.807%
Inversiones Avenida Borgoño Limitada	586,719,001	0.601%
BCI Corredor de Bolsa S.A.	500,303,227	0.513%
Larraín Vial S.A. Corredora de Bolsa	493,443,013	0.506%
Inversiones CDP limitada	464,715,573	0.476%
Valores Security S.A. Corredores de Bolsa	364,432,011	0.373%

Subtotal	91,189,815,530	93.409%
Others shareholders	6,434,531,900	6.591%
Total	97,624,347,430	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued

(i)        Authorized, subscribed and paid shares, continued:

	As of December 31, 2015
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.745%
LQ Inversiones Financieras S.A.	25,008,633,509	26.016%
Sociedad Matriz del Banco de Chile S.A.	12,138,555,766	12.627%
Banco de Chile on behalf others Chapter XIV Resolution 5412 and 43	3,600,350,244	3.745%
Banchile Corredores de Bolsa S.A.	2,765,666,079	2.877%
Banco Itaú Chile (on behalf foreign investors)	2,671,582,247	2.779%
Ever 1 BAE S. P. A.	2,146,401,050	2.233%
Ever Chile SPA	2,146,400,935	2.233%
J.P. Morgan Chase Bank	1,884,488,143	1.960%
Banco Santander (on behalf foreign investors)	1,537,372,070	1.599%
Inversiones Aspen Ltda.	1,485,607,284	1.545%
A.F.P. Capital S.A.	911,465,483	0.948%
Metlife Chile ACQUISITION CO. S.A.	813,321,479	0.846%
A.F.P. Cuprum S.A.	811,048,878	0.844%
A.F.P. Habitat S.A.	765,474,440	0.796%
Inversiones Avenida Borgoño Limitada	725,391,056	0.755%
Larraín Vial S.A. Corredora de Bolsa	544,835,405	0.567%
BCI Corredor de Bolsa S.A.	409,321,431	0.426%
Santander S.A. Corredores de Bolsa	359,636,083	0.374%
Inversiones CDP Limitada	302,266,806	0.314%

Subtotal	89,621,520,177	93.23%
Others shareholders	6,507,626,256	6.77%
Total	96,129,146,433	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued:

(ii)          Shares:

(ii.1)                      On June 23, 2016, Banco de Chile informs regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2015, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 24th of March, 2016, where it was agreed to increase the Bank´s capital in the amount of $96,874,072,595 through the issuance of 1,495,200,997 fully paid-in shares, of no par value, payable under the distributable net income for the year 2015 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (SBIF) with the No.4/2016, on June 16, 2016.

The Board of Directors of Banco de Chile, at the meeting No.2,840, dated June 23, 2016, set July 7, 2016, as the date for issuance and distribution of the fully paid in shares.

(ii.2)                       The following table shows the share movements from December 31, 2014 to December 31, 2016:

Total
Ordinary Shares

As of December 31, 2014	94,655,367,544

Capitalization of earning — Issue fully paid-in shares	1,473,778,889
Total shares as of December 31, 2015	96,129,146,433
Capitalization of earning — Issue fully paid-in shares (*)	1,495,200,997
Total shares as December 31, 2016	97,624,347,430

(*) See Note No.5 g) (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid. The above described agreementAgreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

The distributable income for the nine-month period ended as of December 31, 2016 ascend to Ch$475,388 million (Ch$463,528 million as of December 31, 2015).

As stated, the retention of earnings for the year ended as of December 31, 2015,  made in March of 2016, ascend to Ch$95,467 million (Ch$127,383 million of income for the year ended as of December 31, 2014, retained in March of 2015).

(c)                       Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2015. The dividend of period 2016 amounted Ch$366,654 million.

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2014. The dividend of period 2015 amounted Ch$367,444 million.

(d)                      Provision for minimum dividends:

According to established in Note No. 5 Relevant events, the Board of Directors established that since 2016, a minimum dividend, where the Bank has to record a provision of 60% of distributable net income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$285,233 million (Ch$324,469 million as of December 31, 2015, corresponding to 70%) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period, excluding the average number of own shares maintained at the long period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of December 31, 2016 and 2015 are shown in the following table shows the income and share data used in the calculation of EPS:

	2016	2015
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	552,249	558,995
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Earning per shares (in Chilean pesos) (*)	5.66	5.73

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	552,249	558,995
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Assumed conversion of convertible debt	—	—
Adjusted number of shares	97,624,347,430	97,624,347,430
Diluted earnings per share (in Chilean pesos) (*)	5.66	5.73

(*)             As of December 31, 2015 earning per shares considers the effect of fully paid-in shares, no par value, issued in 2016.

As of December 31, 2016 and 2015, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. During the period 2016 there were made a charge to equity to Ch$59 million of cumulative translation adjustment (credit to equity for Ch$2 in 2015).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes. During the period of 2016 it was made a net debit to equity for an amount of Ch$51,571 million (net credit to equity for Ch$8,596 million as of December 31, 2015). The deferred tax effect meant a credit to equity of $ 12,366 million (a charge of $ 2,722 million in 2015).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge,  During the period of 2016 it was made a net debit to equity for an amount of Ch$50,481 million (credit to equity for Ch$9,971 million as of December 31, 2015). The income tax effect represented a credit to equity of $ 12,115 million (charge of $ 2,243 million in 2015)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                     On the Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	2016				2015
			Prepaid				Prepaid
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	712,199	142,821	3,829	858,849	659,787	188,240	3,471	851,498
Consumer loans	602,899	1,514	9,564	613,977	560,590	3,327	9,389	573,306
Residential mortgage loans	261,913	181,474	4,001	447,388	233,887	230,935	4,811	469,633
Financial investment	24,521	5,705	—	30,226	46,376	16,055	—	62,431
Repurchase agreements	1,690	—	—	1,690	1,367	—	—	1,367
Loans and advances to banks	32,280	—	—	32,280	28,267	—	—	28,267
Other interest revenue	1,645	1,951	—	3,596	719	2,701	—	3,420
Total	1,637,147	333,465	17,394	1,988,006	1,530,993	441,258	17,671	1,989,922

The amount of interest revenue recognized on a received basis for impaired portfolio in 2016 by Ch$5,629 million (Ch$10,126 million in 2015).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	2016			2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,910	1,192	8,102	8,185	3,097	11,282
Residential mortgage loans	2,608	1,973	4,581	2,187	2,208	4,395
Consumer loans	82	14	96	248	8	256
Total	9,600	3,179	12,779	10,620	5,313	15,933

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	2016			2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	320,325	56,216	376,541	274,920	67,035	341,955
Debt issued	185,079	124,510	309,589	169,053	160,058	329,111
Other financial obligations	1,630	286	1,916	1,742	507	2,249
Repurchase agreements	6,213	10	6,223	6,948	268	7,216
Borrowings from financial institutions	13,504	—	13,504	10,171	—	10,171
Demand deposits	523	5,718	6,241	680	7,978	8,658
Other interest expenses	6	429	435	—	1,065	1,065
Total	527,280	187,169	714,449	463,514	236,911	700,425

(d)                       As of December 31, 2016 and 2015, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	2016			2015
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	3,665	—	3,665	7,241	—	7,241
Loss from fair value accounting hedges	(7,641)	—	(7,641)	(6,044)	—	(6,044)
Gain from cash flow accounting hedges	343,039	365,014	708,053	171,044	212,031	383,075
Loss from cash flow accounting hedges	(412,788)	(340,824)	(753,612)	(256,121)	(191,775)	(447,896)
Net gain on hedge items	(2,653)	—	(2,653)	(6,740)	—	(6,740)
Total	(76,378)	24,190	(52,188)	(90,620)	20,256	(70,364)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	2016	2015
	MCh$	MCh$

Interest revenue	1,988,006	1,989,922
Interest expense	(714,449)	(700,425)

Subtotal interest income	1,273,557	1,289,497

Net gain (loss) from accounting hedges	(52,188)	(70,364)

Total net interest income	1,221,369	1,219,133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	2016	2015
	MCh$	MCh$
Income from fees and commission
Card services	144,007	129,962
Investments in mutual funds and others	79,853	76,843
Collections and payments	49,362	52,657
Portfolio management	41,954	39,276
Fees for insurance transactions	28,036	23,258
Guarantees and letters of credit	21,067	20,122
Use of distribution channel	18,996	20,679
Brand use agreement	14,215	13,661
Trading and securities management	13,666	14,701
Lines of credit and overdrafts	5,795	13,400
Financial advisory services	4,152	12,608
Other fees earned	19,940	18,909
Total income from fees and commissions	441,043	436,076

Expenses from fees and commissions
Credit card transactions	(98,115)	(100,231)
Interbank transactions	(10,361)	(14,322)
Collections and payments	(6,427)	(6,568)
Securities transactions	(3,969)	(3,139)
Sales force fees	(408)	(1,343)
Other fees	(492)	(4,494)
Total expenses from fees and commissions	(119,772)	(130,097)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2016	2015
	MCh$	MCh$

Sale of available-for-sale instruments	65,320	8,861
Financial assets held-for-trading	59,332	18,659
Trading derivative	18,596	3,202
Sale of loan portfolios	4,930	4,130
Net income on other transactions	705	1,687
Total	148,883	36,539

31.       Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	2016	2015
	MCh$	MCh$

Indexed foreign currency, net	108,849	(177,468)
Translation difference, net	(6,074)	21,410
Gain from accounting hedges	(90,370)	213,376
Total	12,405	57,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement of the results during 2016 and 2015, by concept of provisions, is summarized as follows:

	Loans and advance		Loans to customers
	to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	—	(61,286)	—	—	—	—	—	(61,286)	—	(3,723)	—	(65,009)
- Group provisions	—	—	(43,024)	(40,094)	(3,104)	(13,484)	(266,875)	(205,204)	(313,003)	(258,782)	—	(1,413)	(313,003)	(260,195)
Provisions established, net	—	—	(43,024)	(101,380)	(3,104)	(13,484)	(266,875)	(205,204)	(313,003)	(320,068)	—	(5,136)	(313,003)	(325,204)

Provisions released:
- Individual provisions	173	114	2,796	—	—	—	—	—	2,796	—	2,054	—	5,023	114
- Group provisions	—	—	—	—	—	—	—	—	—	—	3,478	—	3,478	—
Provisions realeased, net	173	114	2,796	—	—	—	—	—	2,796	—	5,532	—	8,501	114

Provision, net	173	114	(40,228)	(101,380)	(3,104)	(13,484)	(266,875)	(205,204)	(310,207)	(320,068)	5,532	(5,136)	(304,502)	(325,090)

Additional provision	—	—	(52,075)	(30,921)	—	—	—	—	(52,075)	(30,921)	—	—	(52,075)	(30,921)

Recovery of written-off assets	—	—	13,017	18,011	2,350	1,895	31,475	33,043	46,842	52,949	—	—	46,842	52,949

Provision for loan losses, net	173	114	(79,286)	(114,290)	(754)	(11,589)	(235,400)	(172,161)	(315,440)	(298,040)	5,532	(5,136)	(309,735)	(303,062)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

Personnel expenses in 2016 and 2015 are detailed as follows:

	2016	2015
	MCh$	MCh$

Salaries	228,681	216,337
Bonuses and incentives	48,927	44,245
Variable compensation	39,013	36,855
Lunch and health benefits	28,474	25,339
Gratifications	24,355	22,703
Staff severance indemnities	24,141	13,386
Training expenses	2,020	2,546
Other personnel expenses	22,307	19,977
Total	417,918	381,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

As of December 31, 2016 and 2015, administrative expenses are detailed as follows:

	2016	2015
	MCh$	MCh$

General administrative expenses
Information technology and communications	68,238	60,902
Maintenance and repair of property and equipment	34,644	32,816
Office rental and equipment	26,840	24,466
Securities and valuables transport services	13,185	11,966
External advisory services and professional fees and services	10,092	9,288
Office supplies	8,473	7,222
Rent ATM area	7,650	6,518
P,O, box mail , postage and home delivery services	6,498	5,741
Energy, heating and other utilities	5,619	5,241
Representation and transferring of personnel	4,619	4,434
Insurance premiums	4,105	4,147
Legal and notary	3,595	4,718
External service of financial information	3,017	2,956
Outsourcing of custody and filing	2,990	2,873
Donations	1,832	2,170
Other general administrative expenses	7,902	8,701
Subtotal	209,299	194,159

Outsources services
Credit pre-evaluation services	17,150	20,683
Data processing	11,246	10,566
External technological developments expenses	9,178	8,050
Certification and testing technology	6,052	5,141
Other	3,297	3,492
Subtotal	46,923	47,932

Board expenses
Board remunerations	2,461	2,295
Other Board expenses	719	566
Subtotal	3,180	2,861

Marketing expenses
Advertising	32,781	32,509
Subtotal	32,781	32,509

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	8,856	8,084
Real estate contributions	2,787	2,627
Patents	1,252	1,300
Other taxes	1,266	502
Subtotal	14,161	12,513
Total	306,344	289,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization during the 2016 and 2015 periods are detailed as follows:

	2016	2015
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	24,694	21,206
Amortization of intangibles assets (Note No. 15 (b))	8,595	8,331
Total	33,289	29,537

(b)                       As of December 31, 2016 and 2015 the composition of impairment expenses is the following:

	2016	2015
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	274	204
Impairment of intangible assets (Note No. 15 (b))	—	59
Total	274	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

During 2016 and 2015, the Bank and its subsidiaries present the following under other operating income:

	2016	2015
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,269	3,470
Other income	38	15
Subtotal	5,307	3,485

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	120	280
Subtotal	120	280

Other income
Rental income	8,671	8,537
Credit card income	5,756	2,107
Recovery from external branches	2,909	2,980
Expense recovery	1,838	3,385
Revaluation of prepaid monthly payments	1,088	1,632
Income from differences sale leased assets	682	1,985
Recovery operational risk	345	—
Fiduciary and trustee commissions	236	210
Gain on sale of property and equipment	185	208
Others	2,670	2,577
Subtotal	25,439	23,621

Total	30,866	27,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

During 2016 and 2015, the Bank and its subsidiaries incurred the following other operating expenses:

	2016	2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	3,329	1,302
Provisions for assets received in lieu of payment	2,954	319
Expenses to maintain assets received in lieu of payment	520	483
Subtotal	6,803	2,104

Provisions for contingencies
Country risk provisions	360	1,301
Other provisions for contingencies	6,880	6,360
Subtotal	7,240	7,661

Other expenses
Credit cards administration	3,921	3,373
Write-offs for operating risks	3,359	4,844
Provisions and charge-offs of other assets	3,703	2,361
Operations expenses and charge-offs leasing	1,054	1,096
Provision for leased assets recoveries	840	692
Contribution to other organisms	251	234
Credit life insurance	250	198
Civil lawsuits	94	289
Losses on sale of property and equipment	2	4
Others	2,941	2,220
Subtotal	16,415	15,311

Total	30,458	25,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

It is considered as related to the Bank and its subsidiaries, the natural or legal persons who are related by ownership or management of the Bank, directly or through third parties.

According to the above, the Bank has considered related natural or legal persons parties that have a direct participation or through third parties on bank ownership, where such participation exceeds (1% or 5%) of the shares, and people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. They are also considered related, the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5% or has the position of director, general manager or equivalent.

The article 89 of the Law on Corporations, which also applies to banks, provides that any transaction with a related party must take place in conditions of equity similar to those normally prevailing in the market.

The article 147 of the Corporations Law, provides that a public company may only enter into transactions with related when they have to contribute to the social interest, they adjust in price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and procedure pointing the same norm.

Moreover, Article 84 of the General Banking Law establishes limits for credits granted to related parties and the prohibition on granting loans to directors, managers or general representatives of the bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	287,512	289,803	27,800	40,916	8,290	7,570	323,602	338,289
Residential mortgage loans	—	—	—	—	31,898	27,678	31,898	27,678
Consumer loans	—	—	—	—	6,494	5,682	6,494	5,682
Gross loans	287,512	289,803	27,800	40,916	46,682	40,930	361,994	371,649
Provision for loan losses	(924)	(921)	(45)	(79)	(292)	(248)	(1,261)	(1,248)
Net loans	286,588	288,882	27,755	40,837	46,390	40,682	360,733	370,401

Off balance sheet accounts:
Guarantees	12,943	11,501	44	46	—	—	12,987	11,547
Letters of credits	165	487	—	—	—	—	165	487
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	42,320	63,247	1,540	2,473	—	—	43,860	65,720
Immediately available credit lines	66,784	60,002	1,760	24,470	15,908	15,319	84,452	99,791
Total off balance sheet account	122,212	135,237	3,344	26,989	15,908	15,319	141,464	177,545
Provision for contingencies loans	(143)	(117)	(1)	(1)	—	—	(144)	(118)
Off balance sheet account, net	122,069	135,120	3,343	26,988	15,908	15,319	141,320	177,427

Amount covered by Collateral
Mortgage	93,050	88,140	7,452	7,619	48,272	39,657	148,774	135,416
Warrant	—	—	—	—	—	—	—	—
Pledge	2,900	—	—	—	3	3	2,903	3
Others(****)	26,330	84,913	8,816	11,873	1,737	1,704	36,883	98,490
Total collateral	122,280	173,053	16,268	19,492	50,012	41,364	188,560	233,909

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                    Production companies are legal entities which comply with the following conditions:

i)                            They engage in productive activities and generate a separable flow of income.

ii)                         Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	2016	2015
	MCh$	MCh$
Assets
Cash and due from banks	51,222	222
Transactions in the course of collection	7,537	—
Derivative instruments	147,046	112,370
Financial assets	15,129	7,454
Other assets	50,691	32,028
Total	271,625	152,074

Liabilities
Demand deposits	194,503	139,313
Transactions in the course of payment	5,637	—
Cash collateral on securities lent and repurchase agreements	34,710	—
Savings accounts and time deposits	267,925	300,868
Derivative instruments	151,398	101,433
Borrowings from financial institutions	242,405	321,374
Other liabilities	60,307	11,617
Total	956,885	874,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                      Income and expenses from related party transactions (*):

	2016		2015
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	18,861	15,941	23,830	14,166
Fees and commission income	66,387	54,180	54,094	45,291
Financial operating (**)	466,614	468,137	276,154	224,328
Released or established of provision for credit risk	290	—	—	230
Operating expenses	—	85,979	—	115,231
Other income and expenses	458	30	486	29

(*)             This detail do not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(**)      The increase is explained by derivatives operations that are affected by the clearing through Comder Contraparte Central S.A. (related entity), which began to work in July 2015, this process that has implied that a portion of derivative contracts that are closed with a local banking counterparty (not related) have been novated to that entity, with the purpose of make a centralized clearing of them.

(d)                       There are no any contracts entered during 2016 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                      Payments to key management personnel:

	2016	2015
	MCh$	MCh$

Remunerations	3,985	3,615
Short-term benefits	4,502	3,420
Severance pay	2,434	—
Paid based on shares	—	—
Total	10,921	7,035

Composition of key personnel:

	No. of executives
	2016	2015
Position
CEO	1	1
CEOs of subsidiaries	6	7
Division Managers	14	11
Total	21	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2016		2015		2016	2015	2016	2015	2016	2015	2016	2015
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	543	(*)	397	(*)	49	50	388	363	—	—	980	810
Andrónico Luksic Craig	169		162		11	12	—	—	—	—	180	174
Jorge Awad Mehech	56		54		27	25	97	102	—	—	180	181
Gonzalo Menéndez Duque	56		54		25	21	116	114	25	27	222	216
Jaime Estévez Valencia	56		54		27	26	141	128	—	—	224	208
Rodrigo Manubens Moltedo	56		54		23	26	46	56	—	—	125	136
Jorge Ergas Heymann	56		54		13	18	44	47	—	—	113	119
Francisco Pérez Mackenna	56		54		19	21	61	70	—	—	136	145
Thomas Fürst Freiwirth	56		54		20	20	37	41	—	—	113	115
Jean-Paul Luksic Fontbona	56		54		7	11	—	—	—	—	63	65
Other directors of subsidiaries	—		—		—	—	150	153	—	—	150	153
Total	1,160		991		221	230	1,080	1,074	25	27	2,486	2,322

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$17 million (Ch$17 million in 2015).

(*)             It includes a provision of Ch$374 million (Ch$235 million in 2015) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$537 million (Ch$409 million in 2015).

Travel and other related expenses amount to Ch$146 million (Ch$130 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                 Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                   Fair value hierarchy:

Banco de Chile and subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated (return internal rates, quote value, price).

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between
Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)      Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	82,560	122,920	399,786	126,996	—	—	482,346	249,916
Other instruments issued in Chile	673	10,420	887,594	565,210	8,960	18,028	897,227	593,658
Instruments issued abroad	385	—	—	—	—	—	385	—
Mutual fund investments	25,823	23,080	—	—	—	—	25,823	23,080
Subtotal	109,441	156,420	1,287,380	692,206	8,960	18,028	1,405,781	866,654
Derivative contracts for trading purposes
Forwards	—	—	163,701	180,616	—	—	163,701	180,616
Swaps	—	—	709,091	739,777	—	—	709,091	739,777
Call Options	—	—	1,558	1,878	—	—	1,558	1,878
Put Options	—	—	1,584	680	—	—	1,584	680
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	875,934	922,951	—	—	875,934	922,951
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	218	279	—	—	218	279
Cash flow hedge (Swap)	—	—	63,482	203,892	—	—	63,482	203,892
Subtotal	—	—	63,700	204,171	—	—	63,700	204,171
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	—	15,321	59,200	71,187	—	—	59,200	86,508
Other instruments issued in Chile	—	—	232,780	735,724	76,005	96,125	308,785	831,849
Instruments issued abroad	—	81,644	—	—	—	—	—	81,644
Subtotal	—	96,965	291,980	806,911	76,005	96,125	367,985	1,000,001
Total	109,441	253,385	2,518,994	2,626,239	84,965	114,153	2,713,400	2,993,777

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	138,574	207,961	—	—	138,574	207,961
Swaps	—	—	804,652	897,513	—	—	804,652	897,513
Call Options	—	—	1,979	3,689	—	—	1,979	3,689
Put Options	—	—	867	549	—	—	867	549
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	946,072	1,109,712	—	—	946,072	1,109,712
Hedge derivative contracts
Fair value hedge (Swap)	—	—	10,293	14,549	—	—	10,293	14,549
Cash flow hedge (Swap)	—	—	45,722	3,666	—	—	45,722	3,666
Subtotal	—	—	56,015	18,215	—	—	56,015	18,215
Total	—	—	1,002,087	1,127,927	—	—	1,002,087	1,127,927

(1)                     As of December 31, 2016, 89% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation:

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005

Total	114,153	(5,843)	818	28,216	(49,786)	111	(2,704)	84,965

	2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available-for-Sale Instruments:
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                      Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	2016		2015
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	8,960	(176)	18,028	(445)
Total	8,960	(176)	18,028	(445)
Available-for- Sale Instruments
Other instruments issued in Chile	76,005	(1,255)	96,125	(1,969)
Instruments issued abroad	—	—	—	—
Total	76,005	(1,255)	96,125	(1,969)

Total	84,965	(1,431)	114,153	(2,414)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens,  In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	1,361,222	1,408,167	1,361,222
Transactions in the course of collection	376,252	526,046	376,252	526,046
Cash collateral on securities borrowed and reverse repurchase agreements	55,703	46,164	55,703	46,164
Subtotal	1,840,122	1,933,432	1,840,122	1,933,432
Loans and advances to banks
Domestic banks	208,303	45,186	208,303	45,186
Central Bank of Chile	700,341	1,000,433	700,341	1,000,433
Foreign banks	264,273	349,576	264,273	349,576
Subtotal	1,172,917	1,395,195	1,172,917	1,395,195
Loans to customers, net
Commercial loans	14,164,529	14,046,119	13,998,477	13,859,949
Residential mortgage loans	6,886,320	6,370,034	7,313,953	6,625,557
Consumer loans	3,724,694	3,540,122	3,728,302	3,525,034
Subtotal	24,775,543	23,956,275	25,040,732	24,010,540
Total	27,788,582	27,284,902	28,053,771	27,339,167

Liabilities
Current accounts and other demand deposits	8,321,148	8,327,048	8,321,148	8,327,048
Transactions in the course of payment	194,982	241,842	194,982	241,842
Cash collateral on securities lent and repurchase agreements	216,817	184,131	216,817	184,131
Savings accounts and time deposits	10,552,901	9,907,692	10,563,751	9,902,468
Borrowings from financial institutions	1,040,026	1,529,627	1,036,091	1,522,667
Other financial obligations	186,199	173,081	186,199	173,081
Subtotal	20,512,073	20,363,421	20,518,988	20,351,237
Debt Issued
Letters of credit for residential purposes	28,893	39,568	30,918	41,849
Letters of credit for general purposes	4,021	6,813	4,303	7,206
Bonds	5,431,575	5,270,214	5,594,748	5,302,742
Subordinate bonds	713,438	785,613	720,455	788,883
Subtotal	6,177,927	6,102,208	6,350,424	6,140,680
Total	26,690,000	26,465,629	26,869,412	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial assets and liabilities, continued:

(f)                 Levels of other assets and liabilities:

The following chart shows fair value of financial assests and liabilitites not valued at their fair value, as of December 31, 2016 and 2015:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	1,361,222	—	—	—	—	1,408,167	1,361,222
Transactions in the course of collection	376,252	526,046	—	—	—	—	376,252	526,046
Receivables from repurchase agreements and security borrowing	55,703	46,164	—	—	—	—	55,703	46,164
Subtotal	1,840,122	1,933,432	—	—	—	—	1,840,122	1,933,432
Loans and advances to banks
Domestic banks	208,303	45,186	—	—	—	—	208,303	45,186
Central bank	700,341	1,000,433	—	—	—	—	700,341	1,000,433
Foreign banks	264,273	349,576	—	—	—	—	264,273	349,576
Subtotal	1,172,917	1,395,195	—	—	—	—	1,172,917	1,395,195
Loans to customers, net
Commercial loans	—	—	—	—	13,998,477	13,859,949	13,998,477	13,859,949
Residential mortgage loans	—	—	—	—	7,313,953	6,625,557	7,313,953	6,625,557
Consumer loans	—	—	—	—	3,728,302	3,525,034	3,728,302	3,525,034
Subtotal	—	—	—	—	25,040,732	24,010,540	25,040,732	24,010,540
Total	3,013,039	3,328,627	—	—	25,040,732	24,010,540	28,053,771	27,339,167

Liabilities
Current accounts and other demand deposits	8,321,148	8,327,048	—	—	—	—	8,321,148	8,327,048
Transactions in the course of payment	194,982	241,842	—	—	—	—	194,982	241,842
Payables from repurchase agreements and security lending	216,817	184,131	—	—	—	—	216,817	184,131
Savings accounts and time deposits	—	—	—	—	10,563,751	9,902,468	10,563,751	9,902,468
Borrowings from financial institutions	—	—	—	—	1,036,091	1,522,667	1,036,091	1,522,667
Other financial obligations	186,199	173,081	—	—	—	—	186,199	173,081
Subtotal	8,919,146	8,926,102	—	—	11,599,842	11,425,135	20,518,988	20,351,237
Debt Issued
Letters of credit for residential purposes	—	—	30,918	41,849	—	—	30,918	41,849
Letters of credit for general purposes	—	—	4,303	7,206	—	—	4,303	7,206
Bonds	—	—	5,594,748	5,302,742	—	—	5,594,748	5,302,742
Subordinate bonds	—	—	—	—	720,455	788,883	720,455	788,883
Subtotal	—	—	5,629,969	5,351,797	720,455	788,883	6,350,424	6,140,680
Total	8,919,146	8,926,102	5,629,969	5,351,797	12,320,297	12,214,018	26,869,412	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

Assets	Liabilities
• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and repurchase agreements
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	939,634	1,127,122	(307,921)	(258,213)	(280,439)	(244,064)	(54,336)	(148,023)	296,938	476,822

Derivative financial liabilities	1,002,087	1,127,927	(307,921)	(258,213)	(280,439)	(244,064)	(164,889)	(190,563)	248,838	435,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2016 and 2015, respectively.  Trading and available-for-sale instruments are included at their fair value:

	2016
Assets	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	1,408,167	—	—	1,408,167	—	—	—	—	1,408,167
Transactions in the course of collection	376,252	—	—	376,252	—	—	—	—	376,252
Financial Assets held-for-trading	1,405,781	—	—	1,405,781	—	—	—	—	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	30,963	21,967	2,773	55,703	—	—	—	—	55,703
Derivative instruments	43,797	55,575	200,634	300,006	210,405	129,277	299,946	639,628	939,634
Loans and advances to banks (*)	957,451	84,668	111,200	1,153,319	20,127	—	—	20,127	1,173,446
Loans to customers (*)	3,644,168	2,170,725	4,751,613	10,566,506	4,890,508	2,998,249	6,930,271	14,819,028	25,385,534
Financial assets available-for-sale	1,955	3,816	39,664	45,435	100,933	39,026	182,591	322,550	367,985
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,868,534	2,336,751	5,105,884	15,311,169	5,221,973	3,166,552	7,412,808	15,801,333	31,112,502

	2015
Assets	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	1,361,222	—	—	1,361,222	—	—	—	—	1,361,222
Transactions in the course of collection	526,046	—	—	526,046	—	—	—	—	526,046
Financial Assets held-for-trading	866,654	—	—	866,654	—	—	—	—	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	35,909	8,704	1,551	46,164	—	—	—	—	46,164
Derivative instruments	74,809	75,895	160,886	311,590	323,580	171,498	320,454	815,532	1,127,122
Loans and advances to banks (*)	1,063,248	78,056	224,943	1,366,247	29,650	—	—	29,650	1,395,897
Loans to customers (*)	2,670,006	2,935,330	4,586,126	10,191,462	4,873,871	2,843,390	6,649,318	14,366,579	24,558,041
Financial assets available-for-sale	124,174	73,409	343,350	540,933	76,834	121,680	260,554	459,068	1,000,001
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	6,722,068	3,171,394	5,316,856	15,210,318	5,303,935	3,136,568	7,230,326	15,670,829	30,881,147

(*)         The respective provisions, which amount to Ch$609,991 million (Ch$601,766 million in 2015) for loans to customers and Ch$529 million (Ch$702 million in 2015) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	2016
Liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	8,321,148	—	—	8,321,148	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	194,982	—	—	—	—	194,982
Cash collateral on securities lent and repurchase agreements	200,811	16,006	—	216,817	—	—	—	—	216,817
Savings accounts and time deposits (**)	4,843,628	2,298,731	3,042,414	10,184,773	158,871	570	252	159,693	10,344,466
Derivative instruments	40,827	69,950	160,377	271,154	225,882	135,192	369,859	730,933	1,002,087
Borrowings from financial institutions	261,084	231,987	526,825	1,019,896	20,130	—	—	20,130	1,040,026
Debt issued:
Mortgage bonds	2,438	2,513	6,035	10,986	11,394	6,341	4,193	21,928	32,914
Bonds	92,788	246,955	380,774	720,517	1,035,241	792,493	2,883,324	4,711,058	5,431,575
Subordinate bonds	3,105	1,914	47,566	52,585	53,903	39,317	567,633	660,853	713,438
Other financial obligations	150,574	2,505	11,407	164,486	18,239	2,823	651	21,713	186,199
Total liabilities	14,111,385	2,870,561	4,175,398	21,157,344	1,523,660	976,736	3,825,912	6,326,308	27,483,652

	2015
Liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	8,327,048	—	—	8,327,048	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	241,842	—	—	—	—	241,842
Cash collateral on securities lent and repurchase agreements	170,451	13,680	—	184,131	—	—	—	—	184,131
Savings accounts and time deposits (**)	4,575,625	1,687,604	2,975,070	9,238,299	463,454	557	211	464,222	9,702,521
Derivative instruments	84,043	97,292	193,171	374,506	289,987	135,760	327,674	753,421	1,127,927
Borrowings from financial institutions	340,856	126,034	905,878	1,372,768	156,859	—	—	156,859	1,529,627
Debt issued:
Mortgage bonds	3,226	3,220	8,157	14,603	15,035	9,452	7,291	31,778	46,381
Bonds	370,502	141,996	254,426	766,924	791,009	1,008,830	2,703,451	4,503,290	5,270,214
Subordinate bonds	2,564	1,756	181,592	185,912	52,627	46,038	501,036	599,701	785,613
Other financial obligations	132,762	2,108	9,982	144,852	19,237	7,928	1,064	28,229	173,081
Total liabilities	14,248,919	2,073,690	4,528,276	20,850,885	1,788,208	1,208,565	3,540,727	6,537,500	27,388,385

(**)     Excluding term saving accounts, which amount to Ch$208,435 million (Ch$205,171 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management:

(1)             Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)             Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.

Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued

(ii)              Finance, International and Financial Risk Committee

This committee reviews financial positions, marke and liquidity risk, that the Banks maintained the last 30 days.  It is responsible by the control of the limits o alerts both, internal and regulatory. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or liquidity or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity). Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.  Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(iii)           Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participates in them as independent and autonomous trade areas.

The highest court approval, within the structure of the Bank’s risk management is the Credit Committee of the Board, which reviews weekly all operations exceeding UF 750,000. The committee is composed of the General Manager, Corporate Risk Division Manager, and at least three directors. The attendance of Directors is not limited to the number of Directors required, so all board members can participate in the Credit Committee.

(iv)          Portfolio Risk Committee:

The main function is the evolution of the composition of the loan portfolio of the Bank, from a global perspective, reviewing indicators of default, past due loans, deterioration and major exhibitions by economic groups, debtors and sectoral concentration in the framework of the Policy Limits sector. The Board approves and proposes strategies differentiated risk management, including credit policies, assessment methodologies portfolio, calculation of provisions to cover expected losses, as well as methodologies for determining additional provisions. It is also responsible for knowing the analysis of adequacy of provisions, authorize extraordinary write-offs of loans where are exhausted instances of recovery, control the management of liquidation of foreclosed assets and review the guidelines and methodological advances in the development of models credit risk assessed on the Technical Committee for the Supervision of Internal Models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman, two Directors, the General Manager, Corporate Risk Manager, Commercial Manager, the Chief of Intelligence Information Area. Also participate as permanent guests Individual Risk Manager, Manager of the Area of Architecture and the CFO. The Committee may be summoned in an extraordinary way at the request of the Chairman, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)           Introduction, continued:

(a)             Risk Management Structure, continued:

(v)  Operational Risk Committee:

The Operational Risk Committee, is responsible for defining and prioritizing the main strategies to mitigate operational risk events and thus also ensure the implementation of the management model, set tolerance levels and risk aversion enforce Programs, related policies and Privacy and Information Security, Business Continuity and Operational Risk of Banco de Chile.

The mission of Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk Banco de Chile.

The Operational Risk Committee is composed of the General Manager, two Directors Manager Corporate Risk Division, Manager of Financial Control Division, Manager of Operations and Technology Division and Manager of Operational Risk and Technology. Also, with voice rights Controller Division Manager, Manager Clients Area, Manager Office Division and Manager Safety and Risk Prevention Area and Division Manager of Process and Standards.

The committee meets monthly, although it may be cited extraordinarily at the request of the President or two of its members.

(vi)  Senior Operational Risk Committee

The Senior Operational Risk Committee, has among its functions: to know the level of exposure to operational risk of the Corporation Banco de Chile, analyze the effectiveness of the strategies adopted to mitigate operational risk events, approve strategies and policies prior the Board, actions and efforts to promote proper management and mitigation of operational risk, inform the Board of these materials, ensure regulatory compliance and enforcement policy so as to ensure the solvency of the Corporation in the long term by avoiding risk factors that could jeopardize the continuity of the Corporation.

The Senior Operational Risk Committee is composed of Chairman, a Director, General Manager, Manager Corporate Risk Division, Operations and Technology Division Manager, Manager Operational Risk and Technology and Division Manager of Proccess and Standards.

The committee meets monthly, although it may be cited in an extraordinary way at the request of the President or two of its members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)           Introduction, continued:

(vii)        Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(b)             Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)              Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk:

Credit risk is the risk that we will incur a loss because a customer or counterparty do not comply with their contractual obligations, mainly its origin is in account receivable and financial investments, and derivative instruments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(a)             Approval Process:

It operates under a differentiated approach, because there are different nature of the segments (Retail and Wholesale Segments), which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The general concepts involved in each approval process are:

•                  Politics,rules and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictives for each segments

Risk management in the segments Retail and Wholesale has a process and team consolidated, that have a high level of experience and specialization in the approving of credits, for the different segments and business in which the Bank operates.

Retail Segments

The following are the types of approval models:

a)             Automated Model: This model is used to evaluate credit applications massive segments of individuals without a commercial business, Commercial Banking and Credichile.  The Bank has automatized systems of evaluations, in which it has programmed the politics and rules applicable in credits.  The fundamental pillars in this model of admission are the following dimensions: Target Market; Minimum Credit Profil (scoring) and borrowing Limits (exposure)

b)             Parametric Model: this methodology is used in individuals in the segment PYME (SME). This model considers the evaluation of customers based on three pillars: Payment behavior both, internal and external; Financial reporting analysis and Evaluation of business of each client, including experience of its owners and management.

This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

c)              Pre-approved model: considering the available information of the clients, it is made massive evaluation process to obtain credit offer pre-approved, existing different strategies for each segments and customer niches.  These processes permitted proactive and efficient management and a better relation between risk and return.  Also, better quality of services for the clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(a)             Approval Process, continued:

Wholesale Segment

It is applied model case to case, which involves an individual evauation with specialized knowledge and it integrates the level of risk, deadlines, amounts, products, complexity and business prospects, guarantees, among other variables applies. This process is also supported by a rating model, which provides greater consistency in the evaluation of the customer and the economic group, determining also the level of authority required for the approval of credit risk.

For the evaluation case to case there are specialized areasin some segments that, by its nature, requires an expert knowledge (real state, construction, agriculture, financial, international and other advisory ad hoc when there are specific issues).

(b)                              Control and Follow up

The Bank, inside of its structures, has areas responsables of follow up, which it has developed methodologies and tools for the differents segments, which are applied systematically and has permitted correct manage of portfolio.

In Retail Segment exists a control and follow up of credit risk, where exists a permanent monitoring of the customers, of industry and market trend, is possible to determine adjust necessaries to maintain the risk level adecquated.  So, it is made report that includes expected loss of portfolio, analysis of litter of new clients, past due general of the portfolio with special follow up of products and segments, standards approve, follow up of mortgage loans according variables of politics, relation debt — guarantee value, term, relation quote/income of client.  It has developed statistics model like support to the correct credit evaluation.  This methodology establishes indicators of minimum quality to operate.  They have a straight follow up through back test analysis, variables stability, and segmentation, among others, ensuring stability and predictive capacity in the time.

In the wholesale segment, the main processes of centralized  follow up is established systematic monitoring alerts on financial indicators and behavioral variables, past due management, including predictors of the risk level and strategies differentiated for early collection and classification of portfolio management. The management made of special monitoring portfolio which allows establishing action plans for companies that have alerts risk.  Also, to portfolio that requires special review, it is made tracking market cyclical. In addition, other monitoring efforts aimed at monitoring compliance with preestablished conditions at the process of admission, such as controls of financial clauses (covenants), collateral coverage, conditions, and restrictions of individual credit approval, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(c)              Derivative Instruments:

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)             Portfolio Concentration:

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2016 and 2015 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2016:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	792,398	533,765	11	81,993	1,408,167

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	482,346	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	897,227
Instruments issued abroad	—	385	—	—	385
Mutual fund investments	25,823	—	—	—	25,823
Subtotal	1,405,396	385	—	—	1,405,781

Receivables from repurchase agreements and security borrowing	55,703	—	—	—	55,703

Derivative Contracts for Trading Purposes
Forwards	128,389	12,177	—	23,135	163,701
Swaps	462,501	105,408	—	141,182	709,091
Call Options	1,558	—	—	—	1,558
Put Options	1,584	—	—	—	1,584
Futures	—	—	—	—	—
Subtotal	594,032	117,585	—	164,317	875,934

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1	16,836	—	46,863	63,700
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1	16,836	—	46,863	63,700

Loans and advances to Banks
Central Bank of Chile	700,341	—	—	—	700,341
Domestic banks	208,403	—	—	—	208,403
Foreign banks	—	—	122,913	141,789	264,702
Subtotal	908,744	—	122,913	141,789	1,173,446

Loans to Customers, Net
Commercial loans	14,380,409	—	14,075	96,304	14,490,788
Residential mortgage loans	6,920,186	—	—	—	6,920,186
Consumer loans	3,974,560	—	—	—	3,974,560
Subtotal	25,275,155	—	14,075	96,304	25,385,534

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	59,200	—	—	—	59,200
Other instruments issued in Chile	308,785	—	—	—	308,785
Instruments issued abroad	—	—	—	—	—
Subtotal	367,985	—	—	—	367,985

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	707,826	700,341	—	—	—	—	—	—	—	—	—	—	—	—	1,408,167

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—		—	—	—	—	—	—	—	—	—	897,227
Instruments issued abroad	385	—	—	—	—	—	—	—	—	—	—	—	—	—	385
Mutual fund investments	25,823	—	—	—	—	—	—	—	—	—	—	—	—	—	25,823
Subtotal	923,435	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	1,405,781

Receivables from repurchase agreements and security borrowing	6,280	—	—	—	20,154	6,259	2,978	14,236	19	531	3,800	—	—	1,446	55,703

Derivative Contracts for Trading Purposes
Forwards	80,871	—	—	—	4,698	4,651	179	121	182	7	403	12	72,577	—	163,701
Swaps	627,621	—	—	—	30,806	2,910	28,864	9,488	5,234	353	—	2,007	1,808	—	709,091
Call Options	732	—	—	—	451	285	—	—	90	—	—	—	—	—	1,558
Put Options	835	—	—	—	591	153	—	—	2	—	—	—	3	—	1,584
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	710,059	—	—	—	36,546	7,999	29,043	9,609	5,508	360	403	2,019	74,388	—	875,934

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700

Loans and advances to Banks
Central Bank of Chile	—	700,341	—	—	—	—	—	—	—	—	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	—	—	—	—	—	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	—	—	—	—	—	—	—	—	—	264,702
Subtotal	473,105	700,341	—	—	—	—	—	—	—	—	—	—	—	—	1,173,446

Loans to Customers, Net
Commercial loans	2,116,203	—	—	—	2,235,227	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	14,490,788
Residential mortgage loans	—	—	—	6,920,186	—	—	—	—	—	—	—	—	—	—	6,920,186
Consumer loans	—	—	—	3,974,560	—	—	—	—	—	—	—	—	—	—	3,974,560
Subtotal	2,116,203	—	—	10,894,746	2,235,227	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	25,385,534

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	20,944	38,256	—	—	—	—	—	—	—	—	—	—	—	59,200
Other instruments issued in Chile	186,362	—	—	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	186,362	20,944	38,256	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	367,985

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2015:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	793,261	543,492	—	24,469	1,361,222

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	249,916	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	23,080	—	—	—	23,080
Subtotal	866,654	—	—	—	866,654

Receivables from repurchase agreements and security borrowing	46,164	—	—	—	46,164

Derivative Contracts for Trading Purposes
Forwards	154,367	4,800	—	21,449	180,616
Swaps	534,356	111,636	—	93,785	739,777
Call Options	1,878	—	—	—	1,878
Put Options	680	—	—	—	680
Futures	—	—	—	—	—
Subtotal	691,281	116,436	—	115,234	922,951

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	48,133	47,378	—	108,660	204,171
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	48,133	47,378	—	108,660	204,171

Loans and advances to Banks
Central Bank of Chile	1,000,433	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	45,258
Foreign banks	—	—	190,150	160,056	350,206
Subtotal	1,045,691	—	190,150	160,056	1,395,897

Loans to Customers, Net
Commercial loans	14,218,048	21,261	23,333	154,276	14,416,918
Residential mortgage loans	6,404,986	—	—	—	6,404,986
Consumer loans	3,736,137	—	—	—	3,736,137
Subtotal	24,359,171	21,261	23,333	154,276	24,558,041

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	86,508	—	—	—	86,508
Other instruments issued in Chile	831,849	—	—	—	831,849
Instruments issued abroad	—	81,644	—	—	81,644
Subtotal	918,357	81,644	—	—	1,000,001

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)    Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1.249.892	111.330	—	—	—	—	—	—	—	—	—	—	—	—	1.361.222

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	149.900	100.016	—	—	—	—	—	—	—	—	—	—	—	249.916
Other instruments issued in Chile	593.658	—	—	—		—	—	—	—	—	—	—	—	—	593.658
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	23.080	—	—	—	—	—	—	—	—	—	—	—	—	—	23.080
Subtotal	616.738	149.900	100.016	—	—	—	—	—	—	—	—	—	—	—	866.654

Receivables from repurchase agreements and security borrowing	12.473	—	—	—	3.264	797	4.893	19.830	282	—	3.841	228	—	556	46.164

Derivative Contracts for Trading Purposes
Forwards	170.420	—	—	—	2.088	4.906	111	47	2.192	8	53	739	52	—	180.616
Swaps	629.455	—	—	—	17.538	21.271	20.485	30.361	9.926	4.664	2.214	2.597	1.266	—	739.777
Call Options	161	—	—	—	1.047	301	—	—	306	—	29	—	34	—	1.878
Put Options	1	—	—	—	616	36	—	—	11	—	—	—	16	—	680
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	800.037	—	—	—	21.289	26.514	20.596	30.408	12.435	4.672	2.296	3.336	1.368	—	922.951

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	204.171	—	—	—	—	—	—	—	—	—	—	—	—	—	204.171
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	204.171	—	—	—	—	—	—	—	—	—	—	—	—	—	204.171

Loans and advances to Banks
Central Bank of Chile	—	1.000.433	—	—	—	—	—	—	—	—	—	—	—	—	1.000.433
Domestic banks	45.258	—	—	—	—	—	—	—	—	—	—	—	—	—	45.258
Foreign banks	350.206	—	—	—	—	—	—	—	—	—	—	—	—	—	350.206
Subtotal	395.464	1.000.433	—	—	—	—	—	—	—	—	—	—	—	—	1.395.897

Loans to Customers, Net
Commercial loans	2.130.946	—	—	—	2.345.318	1.626.515	545.375	473.172	1.185.113	351.531	1.668.628	1.585.940	1.668.346	836.034	14.416.918
Residential mortgage loans	—	—	—	6.404.986	—	—	—	—	—	—	—	—	—	—	6.404.986
Consumer loans	—	—	—	3.736.137	—	—	—	—	—	—	—	—	—	—	3.736.137
Subtotal	2.130.946	—	—	10.141.123	2.345.318	1.626.515	545.375	473.172	1.185.113	351.531	1.668.628	1.585.940	1.668.346	836.034	24.558.041

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	36.258	50.250	—	—	—	—	—	—	—	—	—	—	—	86.508
Other instruments issued in Chile	709.003	—	—	—	23.407	—	8.436	38.190	51.096	—	—	1.717	—	—	831.849
Instruments issued abroad	81.644	—	—	—	—	—	—	—	—	—	—	—	—	—	81.644
Subtotal	790.647	36.258	50.250	—	23.407	—	8.436	38.190	51.096	—	—	1.717	—	—	1.000.001

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•          For commercial loans: Residential and non-residential real estate, liens and inventory.

•          For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 214,400 collateral assets, the majority of which consist of real estate.  The following table contains guarantees value as of December 31.

	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	10,655,013	2,240,502	69,466	442,285	3,493	349,560	3,105,306
Small Business Lending	3,835,775	2,301,924	32,138	27,461	—	54,534	2,416,057
Consumer Lending	3,974,560	252,984	1,096	2,492	—	17,352	273,924
Mortgage Lending	6,920,186	6,419,357	69	252	—	—	6,419,678
Total	25,385,534	11,214,767	102,769	472,490	3,493	421,446	12,214,965

	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	11,029,022	2,090,295	75,436	464,998	4,854	358,086	2,993,669
Small Business Lending	3,387,896	2,017,450	32,428	34,853	—	47,844	2,132,575
Consumer Lending	3,736,137	247,330	1,460	2,872	—	18,390	270,052
Mortgage Lending	6,404,986	5,573,300	122	598	—	—	5,574,020
Total	24,558,041	9,928,375	109,446	503,321	4,854	424,320	10,970,316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements, continued

The Bank also uses mitigating tactics for credit risk on derivative transactions, to date, the following mitigating tactics are used:

•             Accelerating transactions and net payment using market values at the date of default of one of the parties.

•             Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•             Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value guarantees related to loans evaluated individualy classified like for Impaired Loans as of December 31, 2016 and 2015 amounted MCh$129,066 and MCh$118,464, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2016 and 2015 amounted MCh$305,666 and MCh$283,718, respectively.

(f)               Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2016:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	700,341	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	264,702
Subtotal	1,173,446	—	—	—	—	1,173,446

Loans to customers (before allowances for loan losses)
Commercial loans	11,390,263	196,815	199,408	2,518,008	186,294	14,490,788
Residential mortgage loans	—	—	—	6,784,614	135,572	6,920,186
Consumer loans	—	—	—	3,723,550	251,010	3,974,560
Subtotal	11,390,263	196,815	199,408	13,026,172	572,876	25,385,534

As of December 31, 2015:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,000,433	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	350,206
Subtotal	1,395,897	—	—	—	—	1,395,897

Loans to customers (before allowances for loan losses)
Commercial loans	11,543,265	175,066	273,461	2,211,106	214,020	14,416,918
Residential mortgage loans	—	—	—	6,287,820	117,166	6,404,986
Consumer loans	—	—	—	3,473,296	262,841	3,736,137
Subtotal	11,543,265	175,066	273,461	11,972,222	594,027	24,558,041

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class.  Additionally to the over due portion, the amounts detailed include remaining balance of the past due credits:

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2016:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$

Loans and advances to banks	18,495	—	—
Commercial loans	133,959	41,561	17,512
Import-export financing	16,621	1,195	146
Factoring transactions	32,603	4,677	641
Commercial lease transactions	46,802	8,683	5,638
Other loans and receivables	1,482	703	284
Residential mortgage loans	142,663	46,908	24,729
Consumer loans	222,041	95,934	37,218
Total	614,666	199,661	86,168

As of December 31, 2015:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$

Loans and advances to banks	15,354	—	—
Commercial loans	152,739	59,428	19,346
Import-export financing	19,437	1,255	6,096
Factoring transactions	36,917	5,093	2,757
Commercial lease transactions	37,837	8,149	2,145
Other loans and receivables	1,021	440	407
Residential mortgage loans	132,767	53,915	22,279
Consumer loans	225,577	90,188	33,864
Total	621,649	218,468	86,894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired*
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2016	518,369	126,177	32,936	658
2015	460,401	121,272	34,864	926

*                     These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans

(g)              Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh13,399 and MCh$6,429 as of December 31, 2016 and 2015, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(h)             Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2016	2015
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	172,255	238,491
Residential mortgage loans	17,466	18,186
Consumer loans	358,023	335,489
Subtotal	547,744	592,166
Total renegotiated financial assets	547,744	592,166

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note No. 2(m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk

Market Risk is referred to as the potential loss the bank may incur due to the absence of liquidity (Liquidity risk) or due to an adverse change of the values of market variables (Price risk).

(a)                                 Liquidity Risk

Liquidity Risk: Measurement and Limits

The bank manages the Liquidity risk separately for each category that this risk encompasses: Trading Liquidity risk and Funding Liquidity risk.

The Trading Liquidity risk was considered in old days as the incapacity of the bank to generate cash from selling assets in an expedite way, but nowadays the concept has been extended to include the incapacity to close financial exposures at current market prices. The former is managed by establishing a minimum amount of liquid assets, referred to as liquidity buffer (which is composed of cash free of complying reserve requirement, government bonds, and short-term bank’s CDs) and the latter by establishing limits for different market factors and tenors that generate price risks. These limits are established for positions that are part of the Trading book only as the difference in value of the positions impacts the P&L Statement. Additionally, the bank negatively impacts the value of the Trading book positions whenever the size of any position exceeds the normal size that might be defeased in the secondary market not impacting the prevailing prices; this concept is referred to as Market Value Adjustment.

The Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual market conditions. The report is prepared for each single currency, for the next 30 and 90 days; business-as- usual conditions consider the evergreen holding of all assets (with the exception of the amount of bonds above the minimum liquidity buffer), the run-off of the whole funding borrowed from wholesale customers provided through time deposits and also some portion from the retail business. Therefore, the MAR number reflects the amount of money the Treasury should raise daily from institutional investors and some portion from retail customers in order to get funding for holding bonds and loans portfolios. MAR limits are established considering that under stress scenarios and full utilization, the bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk

(a)              Liquidity Risk, continued:

The use of MAR within year 2016 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,614	6,142	1,849	3,355
Minimum	1,451	3,669	398	998
Average	2,841	5,043	1,077	2,224

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event.

The use of Cross Currency Funding within year 2016 is illustrated below:

Cross Currency Funding MMUS$
Maximum	2,751
Minimum	539
Average	1,643

Additionally, the bank prevents itself from funding concentration by measuring it by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are out of the expected ranges.

Moreover, the state of some financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the state of the following ratios along the year 2016 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	129%	74%	63%
Minimum	108%	72%	60%
Average	116%	73%	62%

Moreover, some market indices, prices and monetary decisions made by the Central Bank of Chile are monitored in order to early detect structural market conditions changes that may trigger liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk

(a)              Liquidity Risk, continued:

Finally, the bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. They are currently in place just for reporting purposes but the banks are expecting that the regulator will impose some limits within year 2017. These are the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the HQLA), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider, liability concentration by type of instruments, etc.

Within the regulatory reports, the bank utilizes one that was introduced several years ago but was enhanced during year 2015. This is the case of the C46 index (formerly known as C08 index), which represents the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported previous to the instrument contractual maturity, with the exception of those classified as HTM). However, the Superintendence of Banks and Financial Institutions (hereafter, “SBIF”) authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumption for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2016 is illustrated below:

	Adjusted C46 All CCYs as % of Tier-1 Capital		Adjusted C46 FCCY as % of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	76%	94%	39%
Minimum	21%	49%	9%
Average	48%	74%	22%
Limit	100%	200%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk

(a)                   Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2016 and 2015 end-of-year, is illustrated below:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	M$	M$	M$	M$	M$	M$	M$
Liabilities as of December 31, 2016
Current accounts and other demand deposits	8,321,148	—	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	—	—	—	194,982
Instruments sold under repurchase agreements and security lending	209,908	6,821	—	—	—	—	216,729
Savings accounts and time deposits	4,954,428	2,478,148	3,083,258	157,591	589	252	10,674,266
Full delivery derivative transactions	274,760	225,173	872,004	507,086	292,965	617,424	2,789,412
Borrowings from financial institutions	150,396	231,890	526,149	120,672	—	—	1,029,107
Other financial obligations	557	1,034	5,038	18,173	18,401	376	43,579
Debt instruments issued	104,221	87,840	525,342	1,423,859	1,204,796	4,070,909	7,416,967

Total (excluding non-delivery derivative transactions)	14,210,400	3,030,906	5,011,791	2,227,381	1,516,751	4,688,961	30.686.190

Non-delivery derivative transactions	237.799	171.254	838.475	887.297	196.923	1.096.234	3.427.982

	M$	M$	M$	M$	M$	M$	M$
Liabilities as of December 31, 2015
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	—	—	—	241,842
Instruments sold under repurchase agreements and security lending	184,041	51	—	—	—	—	184,092
Savings accounts and time deposits	4,637,114	1,788,360	3,128,918	484,858	557	211	10,040,018
Full delivery derivative transactions	269,483	232,474	364,917	629,015	329,806	640,329	2,466,024
Borrowings from financial institutions	231,893	125,946	904,310	262,757	—	—	1,524,906
Other financial obligations	421	1,100	5,535	18,435	23,918	789	50,198
Debt instruments issued	113,758	199,062	766,134	1,157,411	1,384,072	3,756,483	7,376,920

Total (excluding non-delivery derivative transactions)	14,005,600	2,346,993	5,169,814	2,552,476	1,738,353	4,397,812	30,211,048

Non-delivery derivative transactions	262,962	356,434	809,548	1,053,043	528,528	1,017,489	4,028,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk, continued:

(b)             Price Risk

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are produced for the Trading portfolio and separately for the Accrual book (the Accrual book includes all balance sheet items, even those which are part of the Trading book but do not generate accrual interest rate risk since they are reported to one-day repricing tenor and others that are excluded by the regulators in the analysis of the Banking book, such as Capital and Fixed Assets, for example). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the bank submits regulatory reports to the corresponding regulatory entities.

The bank has established internal limits for the Trading book. In fact, the FX net open positions (FX delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured and limited. Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits be approved by the board and reviewed at least annually.

The bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data. The VaR number is escalated by 22 days (a calendar month) for reporting purposes.

The VaR use within year 2016 is illustrated below:

Value-at-Risk 99% confidence level escalated to 1 month MMUS$
Maximum	12.1
Minimum	1.9
Average	5.6

Additionally, the bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. The IRE gauges the difference in net revenues from funds generation along some specific period of time due to standardized interest rates fluctuations; the EaR measures the adverse impact along a specific period of time (usually 12 months) due to an adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period (3 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The use of EaR within year 2016 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MM$
Maximum	73,582
Minimum	64,343
Average	68,879

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Superintendence of Banks and Financial Institutions or hereafter SBIF), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on interest rate level; the long term risk limit may not exceed a percentage of the Tier-2 Capital. The bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2016 and 2015:

Banking book Interest Rate Exposure by Contractual Maturity

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	Mh$	M$	M$	M$	M$	M$	M$
Assets as of December 31, 2016
Cash and due from banks	1,396,536	—	—	—	—	—	1,396,536
Transactions in the course of collection	358,488	—	—	—	—	—	358,488
Securities borrowed or purchased under agreements to resell	—	—	—	—	—	—	—
Derivative under hedge-accounting treatment	283,576	14,860	170,891	495,340	52,134	502,593	1,519,394
Inter-banking loans	964,250	86,029	136,434	19,777	—	—	1,206,490
Customer loans	4,808,706	3,163,029	5,740,836	5,219,586	2,929,046	8,126,584	29,987,787
Available-for-sale instruments	6,631	5,505	56,839	137,031	71,657	151,600	429,263
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	7,818,187	3,269,423	6,105,000	5,871,734	3,052,837	8,780,777	34,897,958

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	M$	M$	M$	M$	M$	M$	M$
Assets as of December 31, 2015
Cash and due from banks	1,336,900	—	—	—	—	—	1,336,900
Transactions in the course of collection	516,151	—	—	—	—	—	516,151
Securities borrowed or purchased under agreements to resell	3,462	—	—	—	—	—	3,462
Derivative instruments under hedge-accounting treatment	475,630	136,918	160,383	324,360	374,857	438,135	1,910,283
Inter-banking loans	1,065,713	78,726	227,895	30,236	—	—	1,402,569
Customer loans	3,407,077	3,920,279	6,135,079	5,067,738	2,888,550	7,725,546	29,144,270
Available-for-sale instruments	53,523	76,135	369,755	125,645	151,502	244,707	1,021,268
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,858,456	4,212,058	6,893,112	5,547,979	3,414,909	8,408,389	35,334,903

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued

(b)            Price Risk, continued:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	M$	M$	M$	M$	M	M$	M$
Liabilities as of December 31, 2016
Current accounts and demand deposits	8,354,085	—	—	—	—	—	8,354,085
Transactions in the course of payment	178,121	—	—	—	—	—	178,121
Securities loaned or sold under agreements to repurchase	19,901	—	—	—	—	—	19,901
Savings accounts and interest-bearing deposits	5,129,350	2,303,488	3,083,258	157,610	570	252	10,674,528
Derivative instruments under hedge-accounting treatment	2,232	2,616	249,632	659,389	88,029	507,403	1,509,301
Inter-banking borrowings	559,625	359,768	109,873	—	—	—	1,029,266
Long-term debt (*)	104,135	242,016	525,037	1,423,061	1,107,502	4,012,482	7,414,233
Other liabilities	233,372	1,034	5,038	18,173	18,401	376	276,394
Total liabilities	14,580,821	2,908,922	3,972,838	2,258,233	1,214,502	4,520,513	29,455,829

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	M$	M$	M$	M$	M$	M$	M$
Liabilities as of December 31, 2015
Current accounts and demand deposits	8,338,672	—	—	—	—	—	8,338,672
Transactions in the course of payment	231,059	—	—	—	—	—	231,059
Securities loaned or sold under agreements to repurchase	10,358	—	—	—	—	—	10,358
Savings accounts and interest-bearing deposits	4,641,021	1,789,871	3,123,713	484,606	557	211	10,039,979
Derivative instruments under hedge-accounting treatment	4,272	107,432	254,360	523,234	427,855	446,276	1,763,429
Inter-banking borrowings	826,857	487,504	210,569	—	—	—	1,524,930
Long-term debt (*)	381,779	162,304	604,023	1,155,900	1,311,992	3,755,090	7,371,088
Other liabilities	197,685	1,100	5,535	18,435	23,918	789	247,462
Total liabilities	14,631,702	2,548,212	4,198,199	2,182,175	1,764,322	4,202,366	29,526,976

(*) This amount is not exactly the same reported in the liabilities report of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)            Price Risk, continued:

Price Risk Sensitivity Analysis

The bank has focused on stress tests as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  After the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the bank adopted this methodology when it realized that it is more useful and realistic than business-as-usual tools such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                       The financial crisis shows fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(b)                       The financial crisis shows also that correlations between these fluctuations are materially different to those used in the VaR, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns normally observed.

(c)                        Trading liquidity dramatically diminished during financial crisis and especially in emerging markets (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

The stress tests impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also by taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by either economic, political, and foreign factors.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enables the bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)            Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic inflation changes forecasts. The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates and FX CLP/USD volatility are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for Trading book exposures within the four above mentioned:

Adverse scenario market factors fluctuations
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	-53	-49	620	593	-3	141	3,6%
6 months	-66	-57	286	260	-7	116	3,1%
9 months	-76	-62	193	161	-10	110	2,8%
1 year	-84	-66	149	119	-12	96	2,5%
2 years	-104	-69	55	56	-22	79	2,4%
4 years	-51	-94	27	24	-33	83	—
6 years	-45	-75	-9	-10	-35	89	—
10 years	-28	-44	-4	-5	-36	90	—
16 years	-29	-45	-21	-19	-36	90	—
20 years	-25	-41	-11	-11	-36	93	—

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)            Price Risk, continued:

The impact on the Trading book as of December 31st 2016 is illustrated below:

POTENTIAL P&L IMPACT

TRADING BOOK (MM$)

CLP Interest Rate	(2,596)
Derivatives	(1,559)
Debt instruments	(1,037)
CLF Interest Rate	(6,085)
Derivatives	(456)
Debt instruments	(5,629)
Interest rate USD, EUR, JPY, etc. offshore	(338)
Domestic/offshore interest rate spread USD, EUR, JPY	3,291
Interest rate	(5,728)
Foreign Exchange	412
Options volatility	1.026
TOTAL	(4,290)

The scenario modeled would generate losses in the Trading book up to Ch$ 4,300 MM or approximately US$ 6.5 MM. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base.

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 31st 2016, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

12-Months NRFF(*) IMPACT

ACCRUAL BOOK (MM$)

Impact due to inter-banking yield curve (swap yield) shock	(171,420)

Impact due to spreads shock	40,799
Higher / (Lower) NRFF	(130,621)

(*) Net revenues from funds

The adverse impact in the Accrual book would be the result of a severe drop of the local inflation, especially in the next 3 months. The lower net revenues from funds in the following 12 months would reach $ 131 billion, which is still much lower than the current annual 12-month rolling P&L generation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The following table illustrates the changes in the fair value of the Available-for-Sale portfolio, as of December 31st 2016, as the result of stress tests modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

POTENTIAL AVAILABLE FOR SALE PORTFOLIO

OCI IMPACT

Currency Instrument	DV01(+1 bp) (US$)	Impact due to interest rate changes (US$)	Impact due to interest rate changes (MM $)
CLP	(30,172)	(1.95)	(1,309)
CLF	(126,078)	(9.78)	(6,558)
USD	(64,214)	(5.65)	(3,788)
TOTAL		(17.38)	(11,655)

(4)        Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2016, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2016, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(4)        Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the Superintendency of Banks and Financial Institutions in its resolution No. 209 of December 26, 2007, established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added; (B) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(4)        Capital Requirements and Capital Management, continued:

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of end of year 2016 and 2015, are the following:

	Consolidated assets		Risk-weighted assets
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,408,167	1,361,222	21,940	42,335
Transactions in the course of collection	376,252	526,046	53,126	59,719
Financial Assets held-for-trading	1,405,781	866,654	211,762	160,150
Receivables from repurchase agreements and security borrowing	55,703	46,164	55,703	46,164
Derivative instruments	939,634	1,127,122	703,211	1,064,661
Loans and advances to banks	1,172,917	1,395,195	305,934	358,614
Loans to customers, net	24,775,543	23,956,275	22,024,193	21,411,781
Financial assets available-for-sale	367,985	1,000,001	199,860	420,482
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	32,588	28,126	32,588	28,126
Intangible assets	29,341	26,719	29,341	26,719
Property and equipment	219,082	215,671	219,082	215,671
Current tax assets	6,792	3,279	679	328
Deferred tax assets	306,030	255,972	30,603	25,597
Other assets	462,185	484,498	462,185	484,498
Subtotal			24,350,207	24,344,845

Off-balance-sheet assets
Contingent loans	4,154,890	5,221,333	2,491,879	3,131,800
Total risk-weighted assets			26,842,086	27,476,645

	As of December 31, 2016		As of December 31, 2015
	MCh$	%	MCh$	%

TIER 1 Capital (*)	2,887,410	8.09	2,740,084	7.45
TIER 2 Equity	3,729,427	13.89	3,457,523	12.58

(*) Corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.       Subsequent Events:

On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of the Bank of Chile agreed to call the Ordinary Shareholders’ Meeting for March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 to each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting for the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income for 2016, through the issuance of shares free of payment, without nominal value, determined at a value of $73.28 per share, distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of the Bank and its subsidiaries between December 31, 2016 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G, General Accounting Manager	Eduardo Ebensperger O, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO